Exhibit 99.1

ANNUAL INFORMATION FORM

For the financial year ended December 31, 2012

Dated March 26, 2013

TABLE OF CONTENTS

(continued)

PRELIMINARY INFORMATION

Date of Information

All information in this annual information form ("AIF") is as at December 31, 2012, unless otherwise indicated.

Incorporation by Reference of Documents

Certain documents, or excerpts therefrom, as set out in item 3.3 of this AIF are incorporated by reference into, and form part of, this AIF. Any statement contained in a document incorporated by reference herein is not incorporated by reference to the extent that any such statement is modified or superseded by a statement contained herein. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

Cautionary Statement Regarding Forward-Looking Statements

This AIF and the documents (or excerpts therefrom) incorporated by reference herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian provincial securities laws (such forward-looking statements and forward-looking information are referred to herein as "forward-looking statements"). Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements, other than statements which are reporting results as well as statements of historical fact, that address activities, events or developments that Banro Corporation ("Banro" or the "Company") believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of gold production, revenue, cash flow and costs, estimated project economics, mineral resource and mineral reserve estimates, potential mineralization, potential mineral resources and mineral reserves, projected timing of future gold production and the Company's exploration and development plans and objectives with respect to its projects) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production and economic returns; uncertainties relating to the estimates and assumptions used in the economic studies of the Company's projects; the early stage of gold production at the Company’s Twangiza mine; failure to complete the Financing as referred to in item 2 of this AIF under the heading “2013 Financing”; failure to establish estimated mineral resources or mineral reserves; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production) or less than those expected following the planned expansion of the Twangiza plant; changes in equity markets; political developments in the Democratic Republic of the Congo (the "DRC"); lack of infrastructure; implementation of rules adopted by the U.S. Securities and Exchange Commission that may affect mining operations in the DRC; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations or policies affecting the Company's activities; uncertainties relating to the availability and costs of financing in the future; the uncertainties involved in interpreting drilling results and other geological data; the Company's history of losses; the Company's ability to acquire additional commercially mineable mineral rights; risks related to the integration of any new acquisitions into the Company's existing operations; increased competition in the mining industry; and the other risks disclosed in item 3.2 ("Risk Factors") of this AIF.

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Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

The mineral resource and mineral reserve figures referred to in this AIF are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates included in this AIF are well established, by their nature, resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability sufficient for public disclosure, except in certain limited circumstances. Inferred mineral resources are excluded from estimates forming the basis of a feasibility study.

Statements concerning actual mineral reserve and mineral resource estimates are also deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the relevant project or property is developed. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

Cautionary Note to U.S. Investors Regarding Reserve and Resource Estimates

This AIF, including the documents (or excerpts therefrom) incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, this AIF, including the documents (or excerpts therefrom) incorporated by reference herein, uses the terms "measured", "indicated" and "inferred" resources. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report mineral deposits that do not constitute "reserves" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this AIF or in the documents (or excerpts therefrom) incorporated by reference, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

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National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. One consequence of these differences is that "reserves" calculated in accordance with Canadian standards may not be "reserves" under the SEC standards.

U.S. investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement (File No. 001-32399), which may be secured from the Company, or from the SEC's website at http://www.sec.gov.

Currency

All dollar amounts in this AIF are expressed in United States dollars, except as otherwise indicated. References to "$" or "US$" are to United States dollars and references to "Cdn$" are to Canadian dollars, except as otherwise indicated. For United States dollars to Canadian dollars, based on the Bank of Canada nominal noon rate, the average exchange rate for 2012 and the exchange rate at December 31, 2012 were one United States dollar per $0.9996 and $0.9949 Canadian dollars, respectively. For reporting purposes, the Company prepares its financial statements in United States dollars and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

ITEM 1: CORPORATE STRUCTURE

1.1	Name, Address and Incorporation

The head office and registered office of Banro is located at 1 First Canadian Place, Suite 7070, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

The Company was incorporated under the Canada Business Corporations Act (the "CBCA") on May 3, 1994 by articles of incorporation. Pursuant to articles of amendment effective May 7, 1996, the name of the Company was changed from Banro International Capital Inc. to Banro Resource Corporation and the authorized share capital of the Company was increased by creating an unlimited number of a new class of shares designated as preference shares, issuable in series. The Company was continued under the Ontario Business Corporations Act by articles of continuance effective on October 24, 1996. By articles of amendment effective on January 16, 2001, the name of the Company was changed to Banro Corporation and the Company's outstanding common shares were consolidated on a three old for one new basis. The Company was continued under the CBCA by articles of continuance dated April 2, 2004. By articles of amendment dated December 17, 2004, the Company's outstanding common shares were subdivided by changing each one of such shares into two common shares.

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1.2	Intercorporate Relationships

The following chart illustrates the relationship between Banro and its material subsidiaries, together with the jurisdiction of incorporation of each such subsidiary and the percentage of voting securities beneficially owned, or controlled or directed, directly or indirectly, by Banro.

ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS

Banro is a gold mining company focused on production from the Twangiza oxide mine in the DRC and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Banro's plans include construction of its second gold mine at Namoya at the south end of the gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt.

The Company’s first gold mine, at Twangiza, commenced gold production during the fourth quarter of 2011 and commenced commercial production on September 1, 2012. The Company’s planned second gold mine, at Namoya, commenced construction in 2012, with first gold production scheduled for the fourth quarter of 2013.

The Company holds a 100% interest in its said four gold properties (Twangiza, Namoya, Lugushwa and Kamituga) through four wholly-owned DRC subsidiaries. These properties, totalling approximately 2,612 square kilometres, are covered by a total of 13 exploitation permits (or mining licenses) and cover all the major, historical producing areas of the gold belt. The Company also holds 14 exploration permits covering an aggregate of 2,638 square kilometres. Ten of the exploration permits are located in the vicinity of the Company's Twangiza property and four are located in the vicinity of the Company's Namoya property.

General Development of the Business

Background

In 1996, the Company acquired, by way of several transactions, 72% of the outstanding shares of the DRC company, Société Zaïroise Minière et Industrielle du Kivu S.A.R.L. ("SOMINKI"). The DRC government held the remaining 28% of SOMINKI's shares as a participating interest. SOMINKI, which held 100% of the Twangiza, Namoya, Lugushwa and Kamituga properties, was an operating, very well-established mining company in the DRC with a long production history. With the acquisition of control of SOMINKI, the Company also acquired SOMINKI's significant library of geological and exploration data that had accumulated since the early 1920s.

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In early 1997, the DRC government ratified a new 25 year (subsequently extended to 30 years) mining convention (the "Mining Convention") among itself, SOMINKI and the Company. The Mining Convention provided for the transfer of all of the mineral assets and real property of SOMINKI to a newly created DRC company, Société Aurifère du Kivu et du Maniema S.A.R.L. ("SAKIMA"), and that 93% of SAKIMA's shares were to be held by the Company, with the remaining 7% to be owned by the DRC government as a non-dilutive interest. The Mining Convention also provided for, among other things, confirmation of title in respect of all of the Twangiza, Namoya, Lugushwa and Kamituga properties.

Commencing in August 1997 and ending in April 1998, the Company carried out a phase I exploration program on the Twangiza property which consisted of geological mapping, surveying, data verification, airborne geophysical surveying, diamond drilling and resource modeling.

In July 1998, the DRC government, without prior warning or consultation, issued Presidential decrees which effectively resulted in the expropriation of the Company's properties.

In April 2002, the DRC government formally signed a settlement agreement (the "Settlement Agreement") with the Company. The Settlement Agreement called for, among other things, the Company to hold a 100% interest in the Twangiza, Namoya, Lugushwa and Kamituga properties under a revived Mining Convention. In accordance with the Settlement Agreement, the Company reorganized the said properties by transferring them from SAKIMA to four newly-created, wholly-owned DRC subsidiaries of the Company (which are named Twangiza Mining SARL, Namoya Mining SARL, Lugushwa Mining SARL and Kamituga Mining SARL), each of which owns 100% of its respective property.

In late 2003, the Company re-opened its exploration office in the town of Bukavu in eastern DRC.

Recruitment of Management

During 2004, the Company recruited a management team with extensive African and gold industry experience. Included in the people who joined the Company during 2004 were Peter N. Cowley as Chief Executive Officer, President and a director, Simon F.W. Village as Chairman of the Board and a director, Michael B. Skead as Exploration Manager (later promoted to Vice President, Exploration) and John A. Clarke as a director.

Resumption of Exploration

In November 2004, the Company commenced exploration activities at the Namoya property and in January 2005 the Company commenced exploration activities at the Lugushwa property. The Company commenced the second phase of exploration at the Twangiza property in October 2005.

Stock Exchange Listings

On March 28, 2005, the Company's common shares began trading on the American Stock Exchange (which is now called the NYSE MKT LLC) (the "NYSE MKT"). On November 10, 2005, the Company's common shares began trading on the Toronto Stock Exchange (the "TSX") and ceased trading on the TSX Venture Exchange concurrent with the TSX listing. RBC Capital Markets acted as sponsor to Banro in its application for listing on the TSX.

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Financings (2004 to 2006)

In March 2004, the Company completed a Cdn$16,000,000 private placement financing.

In July 2005, the Company completed an Cdn$18,375,000 private placement financing. This placement was made to an investment fund managed by Capital Research and Management Company and to institutional accounts managed by affiliates of Capital Group International, Inc.

In October 2005, the Company completed a non-brokered Cdn$13,000,000 private placement financing. The subscribers in respect of this financing were an investment fund managed by Actis Capital LLP and an investment fund co-managed by Actis Capital LLP and Cordiant Capital Inc.

In May 2006, the Company completed an equity financing for total gross proceeds of Cdn$56,012,800. The underwriters who conducted this financing were RBC Capital Markets as lead manager, Raymond James Ltd. and MGI Securities Inc.

Acquisition of Additional Properties

In March 2007, the Company announced that its wholly-owned DRC subsidiary, Banro Congo Mining SARL, had acquired 14 exploration permits covering certain ground located between and contiguous to the Company's Twangiza, Kamituga and Lugushwa properties. The applications for these permits were originally filed with the Mining Cadastral shortly after implementation of the DRC's new Mining Code in June 2003.

2007 Preliminary Assessments of Twangiza and Namoya

In July 2007, the Company announced the results of its preliminary assessments (i.e. "scoping studies") of its Namoya and Twangiza properties.

Hiring of New CEO in 2007

Michael J. Prinsloo was appointed Chief Executive Officer of the Company effective September 17, 2007. Mr. Prinsloo was hired to lead the Company's transition from gold explorer to developer. Prior to joining Banro, Mr. Prinsloo had accumulated some 35 years of experience in the gold mining industry, including acting as Head of South African Operations of Gold Fields Limited from 2002 to 2006. Mr. Prinsloo was also appointed President of the Company in March 2008 following the retirement of Peter N. Cowley as President.

Twangiza Pre-Feasibility Study

In July 2008, the Company announced results of the pre-feasibility study of the Company's Twangiza property.

2008 Financing

In September 2008, the Company completed an equity financing for total gross proceeds of US$21,000,000. This financing was completed through a syndicate of underwriters led by RBC Capital Markets and including CIBC World Markets Inc., UBS Securities Canada Inc. and Raymond James Ltd.

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Twangiza Feasibility Study

In January 2009, the Company announced results of the feasibility study of the Company's Twangiza property.

Twangiza Updated Feasibility Study

In June 2009, the Company announced updated results of the feasibility study of the Company's Twangiza property.

2009 Financings

In February 2009, the Company completed a non-brokered equity financing for total gross proceeds of US$14,000,000.

In June 2009, the Company completed an equity financing for total gross proceeds of Cdn$100,001,700. The financing was conducted through a syndicate of underwriters co-led by GMP Securities L.P. and CIBC World Markets Inc.

Title Confirmation and Ratification of Fiscal Arrangement

In February 2009, the Company announced that following discussions it has received official confirmation from the DRC government that all aspects of the Company's Mining Convention and its mining licenses respecting the Twangiza, Namoya, Lugushwa and Kamituga properties are in accordance with Congolese law.

In August 2009, the DRC government ratified the fiscal arrangement between the DRC government and the Company. The Company has agreed to enhance its existing commitment to the DRC and the local communities of South Kivu and the Maniema provinces through:

•	An advance payment of US$2 million to the DRC government when the Company completes the equity and debt financing process for construction of the mine at Twangiza, with the funds to be used to support social infrastructure development in the Twangiza and Luhwindja communities and to be credited against future taxes;

•	A pledge of US$200,000 to settle legacy issues with SOMINKI and the transfer to the central government of certain real estate assets redundant to the Company's operations;

•	4% of net profits, after return of capital, allocated through the central government to the communities of South Kivu and Maniema provinces for the building of infrastructure projects, including roads and bridges, schools and health care facilities; and

•	A royalty of 1% on gold revenues.

Purchase of Gold Plant and Commencement of Construction of Oxide Mine at Twangiza

The Company completed in September 2009 the purchase of a refurbished gold processing plant capable of achieving an upgraded throughput capacity of 1.3 million tonnes per annum. SENET Engineering was selected as the overall project manager and also to manage the erection and commissioning of the plant. The Company began mobilizing equipment at Twangiza in January 2010 in order to facilitate the commencement of construction activities in February 2010. The resettlement process involving all consultative activities with local community members and the construction of resettlement houses commenced during the fourth quarter of 2009. Work on bridge upgrades and roads to the Twangiza site commenced in February 2010.

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2010 Financing

In May 2010, the Company completed an equity financing for total gross proceeds of Cdn$137,555,000. The financing was conducted through a syndicate of underwriters co-led by GMP Securities L.P. and CIBC World Markets Inc.

Management Changes in 2010

In August 2010, the Company announced the restructuring of its executive management group and that it had fully staffed the mine development team responsible for constructing the Twangiza oxide mine. The restructuring included the departure of Michael J. Prinsloo as President and Chief Executive Officer of the Company in September 2010. Simon F.W. Village, who was Banro’s Chairman of the Board at the time of Mr. Prinsloo’s departure, succeeded Mr. Prinsloo as President and Chief Executive Officer of the Company. Gary Chapman, who joined Banro in July 2010, took over responsibility for mine development from Mr. Prinsloo.

2011 Preliminary Assessment of Namoya Heap Leach Project

In January 2011, the Company announced the results of a preliminary assessment of a heap leach project at Namoya (the "2011 Namoya Study"). The 2011 Namoya Study, which was prepared with input from a number of independent consultants, followed on from the 2007 preliminary assessment of Namoya (see "Preliminary Assessments of Twangiza and Namoya" above) which assumed a CIL (carbon-in-leach) only processing route for the mineral resources. The 2011 Namoya Study assumed a heap leach only processing route and was undertaken to assess a lower capital cost alternative to the previous CIL option.

2011 Financing

In February 2011, the Company completed an equity financing for total gross proceeds of Cdn$56,875,000. The financing was conducted through a syndicate of investment dealers led by GMP Securities L.P. and included CIBC World Markets Inc., Cormark Securities Inc. and Raymond James Canada Inc.

Twangiza Oxide Project Economic Assessment

In March 2011, the Company announced the results of an economic assessment in respect of the Twangiza oxide project. This economic assessment was prepared with input from a number of independent consultants.

Commencement of Gold Production at Twangiza

In October 2011, the Company announced first gold production at its Twangiza property.

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Updated Economic Assessment of Namoya Project

In January 2012, the Company announced the results of an updated economic assessment for the Namoya project (the "2012 Namoya Study"). The Namoya project is planned to have two phases, with Phase 1 involving a CIL/gravity and heap leach process ("gravity heap leach") for the recovery of easily leachable oxide and transitional ores and Phase II involving a milling/carbon-in-leach (CIL) plant to treat the fresh rock and optimize recoveries. The 2012 Namoya Study relates only to the Namoya project Phase 1 production potential.

The 2011 Namoya Study, which utilized the delineated measured, indicated and inferred mineral resources at that time, was based on an agglomerated heap leach model for ore processing. The 2012 Namoya Study was based on a gravity heap leach operation without the need to agglomerate, and uses the updated measured and indicated mineral resources for Namoya announced by the Company in December 2011.

2012 Debt Financing

In March 2012, the Company closed a brokered private placement debt financing for total gross proceeds of US$175 million. The financing was conducted by a syndicate of investment dealers comprising GMP Securities and BMO Capital Markets (as co-lead managers and co-book-runners) and CIBC World Markets Inc., Cormark Securities Inc. and Dundee Securities Ltd. as co-managers.

This debt financing involved an offering by the Company of 175,000 units consisting of US$175,000,000 aggregate principal amount of senior secured notes with an interest rate of 10% and a maturity date of March 1, 2017 (the "Notes") and 8,400,000 warrants (the "Warrants") to purchase an aggregate of 8,400,000 common shares of the Company. Each such unit consisted of US$1,000 principal amount of Notes and 48 Warrants, with each Warrant entitling the holder to purchase one common share of the Company at a price of US$6.65 for a period of five years from the date of issuance of the Warrant.

Commencement of Construction of Banro’s Second Gold Mine

The Company commenced construction of its second gold mine, at Namoya, in 2012. First gold production at Namoya is scheduled for the third quarter of 2013.

Commencement of Commercial Production at Twangiza

Effective September 1, 2012, commercial production was declared by the Company at its Twangiza oxide gold mine. In January 2013, the Company announced that Twangiza produced 19,750 ounces of gold for the fourth quarter of 2012 (being the first full quarter of commercial production at Twangiza).

Departure of CEO in 2013

In March 2013, the Company announced that Simon F.W. Village had stepped down from his roles as President and Chief Executive Officer of the Company, and that the board of directors of the Company had appointed Dr. John Clarke (who has served on Banro's board of directors since 2004) to the role of Interim President and Chief Executive Officer of the Company and will conduct a search for a new President and Chief Executive Officer under the direction of the Company’s Chairman of the Board, Bernard van Rooyen.

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2013 Financing

In a press release dated February 21, 2013, the Company announced it had arranged a financing package of up to US$90 million comprised of credit facilities and the proposed issuance of preferred shares to BlackRock World Mining Trust plc (“BlackRock”) (such proposed preferred share issuance is referred to herein as the “Initial Preferred Share Transaction”). The establishment of credit facilities for US$30 million were completed with two commercial banks in the DRC, Rawbank and Ecobank, each for US$15 million, and at rates of 9% and 8.5% interest respectively. The Rawbank facility (including accrued interest) is repayable in six equal installments, starting in October of 2013 while the Ecobank facility is repayable on a quarterly basis from March 31, 2014. In March 2013, the Company entered into an engagement letter for a financing package to raise US$100 million (the “Financing”). The Financing replaces the Initial Preferred Share Transaction and is proposed to comprise the following: (1) the issue of preferred shares to the value of US$30 million to BlackRock by way of a private placement; (2) the issue of preferred shares to the value of US$30 - US$50 million by way of a marketed best efforts offering pursuant to a preliminary short form prospectus filed in Canada and by way of private placement in other jurisdictions in accordance with applicable laws; and (3) the issue of common shares in the capital of the Company to the value of US$20 – US$40 million by way of a marketed best efforts offering pursuant to a preliminary short form prospectus filed in Canada and by way of private placement in other jurisdictions in accordance with applicable laws. The Financing has not been completed as at the date of this AIF.

ITEM 3: DESCRIPTION OF THE BUSINESS

3.1	General

Banro is a gold mining company focused on production from the Twangiza oxide mine in the DRC and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Banro's plans include construction of its second gold mine at Namoya at the south end of the gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt.

The Company’s first gold mine, at Twangiza, commenced gold production during the fourth quarter of 2011 and commenced commercial production on September 1, 2012. The Company’s planned second gold mine, at Namoya, commenced construction in 2012, with gold production scheduled for the fourth quarter of 2013.

The Company holds a 100% interest in its said four gold properties (Twangiza, Namoya, Lugushwa and Kamituga) through four wholly-owned DRC subsidiaries. These properties, totalling approximately 2,612 square kilometres, are covered by a total of 13 exploitation permits (or mining licenses) and cover all the major, historical producing areas of the gold belt. See items 3.3.1, 3.3.2, 3.3.3 and 3.3.4 of this AIF for additional information relating to the said four properties. The Company also holds 14 exploration permits covering an aggregate of 2,638 square kilometres. Ten of the exploration permits are located in the vicinity of the Company's Twangiza property and four are located in the vicinity of the Company's Namoya property.

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The following illustrates the location of the Company's four principal properties and the related exploitation permits.

Under DRC mining law, an exploitation permit entitles the holder thereof to the exclusive right to carry out, within the perimeter over which it is granted and during its term of validity, exploration, development, construction and exploitation works in connection with the mineral substances for which the permit has been granted and associated substances if the holder has obtained an extension of the permit. In addition, an exploitation permit entitles the holder to: (a) enter the exploitation perimeter to conduct mining operations; (b) build the installations and infrastructures required for mining exploitation; (c) use the water and wood within the mining perimeter for the requirements of the mining exploitation, provided that the requirements set forth in the environmental impact study and the environmental management plan of the project are complied with; (d) use, transport and freely sell the holder's products originating from within the exploitation perimeter; (e) proceed with concentration, metallurgical or technical treatment operations, as well as the transformation of the mineral substances extracted from the exploitation perimeter; and (f) proceed to carry out works to extend the mine.

Without an exploitation permit, the holder of an exploration permit may not conduct exploitation work on the perimeter covered by the exploration permit. So long as a perimeter is covered by an exploitation permit, no other application for a mining or quarry right for all or part of the same perimeter can be processed.

An exploration permit entitles the holder thereof to the exclusive right, within the perimeter over which it is granted and for the term of its validity, to carry out mineral exploration work for mineral substances, substances for which the licence is granted and associated substances if an extension of the permit is obtained. However, the holder of an exploration permit cannot commence work on the property without obtaining approval in advance of its mitigation and rehabilitation plan. An exploration permit also entitles its holder to the right to obtain an exploitation permit for all or part of the mineral substances and associated substances, if applicable, to which the exploration permit or any extension thereto applies if the holder discovers a deposit which can be economically exploited.

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On February 13, 1997, the Company entered into a mining convention with the Republic of Zaire (now called the Democratic Republic of the Congo) and SOMINKI (the "Mining Convention"). In July 1998, the Company was expropriated of all its properties, rights and titles by Presidential decree. The Company initiated arbitration procedures against the DRC State seeking compensation for this expropriation. A settlement agreement between the DRC State and the Company was signed in April 2002 (the "Settlement Agreement"). The Settlement Agreement effectively revived the expropriated Mining Convention. Under the revived Mining Convention, the Company held a 100% equity interest in its Twangiza, Namoya, Lugushwa and Kamituga properties and was entitled to a ten-year tax holiday from the start of production.

On July 11, 2002, the DRC State enacted a Mining Code (the "Mining Code") to govern all the exploration and exploitation of mineral resources in the DRC. Holders of mining rights who derived their rights from previously existing mining conventions had the option to choose between being governed, either exclusively by the terms and conditions of their own mining convention with the DRC State or by the provisions of the Mining Code. Pursuant to this right of option which is prescribed in Section 340 paragraph 1 of the Mining Code, the Company elected to remain subject to the terms and conditions of its Mining Convention with respect to its 13 exploitation permits it acquired before the enactment of the Mining Code. Nevertheless, the 14 exploration permits (which were acquired by the Company after the implementation of the Mining Code) are exclusively governed by the provisions of the Mining Code and related mining regulations.

Sales of Gold

The Company commenced commercial production at its Twangiza gold mine on September 1, 2012. The Company recorded revenues of US$42.631 million on sales of 24,963 ounces of gold during the four month period of September 1, 2012 to December 31, 2012. There are numerous purchasers of gold, therefore the Company is not dependent upon any one purchaser. Current production from Twangiza is in the form of doré bars which are flown from the Twangiza site to the capital city of Kinshasa, DRC, and then shipped by air to a refinery in South Africa. The Company carries out owner-operated mining at Twangiza.

Skill and Knowledge

The Company has built a management team of skilled mining, environmental, financial and administrative personnel. The specialized knowledge and skills required in all areas of mining include engineering, geology, metallurgy, environmental permitting, drilling and exploration program planning. The Twangiza mine is the first new commercial gold mining operation in the DRC in over 50 years. Training and re-training of local staff in all aspects of mining operations is and has been a priority of the Company.

Employees

As at December 31, 2012, the Company and its subsidiaries had a total of 1,221 employees. The following provides a breakdown of these employees by location/project:

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Number of
Location/Project	Employees

Banro office in Toronto, Canada	11

Banro office in Kinshasa, DRC	17

Twangiza mine	650

Namoya project (development)	299

Exploration	244

Total:	1,221

Neither the Company nor any of its subsidiaries has any unionized employees.

Contractors and local labour hire companies engaged by the Company’s DRC subsidiaries employed a total of 3,685 employees as at December 31, 20121 in respect of the Company’s DRC projects.

Social and Environmental Policies

(a) The Banro Foundation

Since launching its current exploration programs in late 2004, Banro has been working with local communities to promote development. In late 2005, the Company formalized this commitment to community development with the creation of the Banro Foundation. The Banro Foundation is a registered charity in the DRC with a mandate to support education, health and infrastructure improvements, principally in the local communities where Banro operates. The Company funds the Banro Foundation and has created a management structure that ensures local participation in decision-making. The Foundation focuses on needs that have been identified by local committees of community leaders and invests in improvements that will benefit communities as a whole. To the extent possible, the Foundation employs local labour in all initiatives. Since 2009, the projects completed by the Banro Foundation include the construction of 10 new schools and the rehabilitation of two schools, potable water delivery systems serving 30,000 people, the construction or re-construction of over 100 kilometres of roads and bridges, three health care facilities, a women’s resource centre and two separate distributions of medical equipment from Canada to regional hospitals and clinics in South Kivu province. Additional information with respect to the Banro Foundation, including a list of projects undertaken by the Banro Foundation to date, can be found on the Company's web site at www.banro.com.

(b) Job Creation

Banro is committed to the creation of jobs and economic opportunities for local Congolese. In a short period of time, Banro has gone from having no presence in the eastern DRC to being one of the largest private employers in the region. As it has grown, the Company has deliberately created opportunities for many local Congolese. As of December 31, 2012, the Company employed 1,075 Congolese directly and an additional 3,368 Congolese indirectly through contractors and local labour hire companies.

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(c) Environmental Protection and Workplace Safety

As set out in the Business Conduct Policy adopted by the Company (a copy of this policy can be obtained from the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com), the Company believes that effectiveness in environmental standards, along with occupational health and safety, is an essential part of achieving success in the mineral exploration, development and mining business. The Business Conduct Policy states that Banro will therefore work at continuous improvement in these areas and will be guided by the following principles: (a) creating a safe work environment; (b) minimizing the environmental impacts of its activities; (c) building cooperative working relationships with local communities and governments in the Company's areas of operations; (d) reviewing and monitoring environmental and safety performance; and (e) prompt and effective response to any environmental and safety concerns.

Banro adheres to the E3 Environmental Excellence in Exploration guidelines, which were developed by the Prospectors and Developers Association of Canada.

Banro's management has also taken steps to ensure that all employees and suppliers respect and adhere to the laws of the DRC with respect to the protection of threatened and endangered species.

The Company is working to international best practice standards in environmental and social appraisal. SRK Consulting (South Africa) (Pty) Ltd. was contracted to develop an Equator Principles 2-compliant environmental and social impact assessment report and associated environmental and social impact mitigation and management plan in respect of the development of the Twangiza mine. As well, Banro has contracted SLR Consulting (Africa) (Pty) Ltd for the development of an Equator Principles 2-compliant environmental and social impact assessment report and associated environmental and social impact mitigation and management plan in respect of the development of the Namoya mine. This is in addition to the initial work completed by SRK Consulting (South Africa) (Pty) Ltd. for Namoya.

3.2	Risk Factors

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Banro and could cause the Company's operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company. These include widespread risks associated with any form of business and specific risks associated with Banro's business and its involvement in the gold exploration, development and mining industry.

An investment in the Company's common shares is considered speculative and involves a high degree of risk due to, among other things, the nature of Banro's business (which is the exploration, development and mining of gold properties), the present stage of its development and the location of Banro's projects in the DRC. In addition to the other information presented in this AIF, a prospective investor should carefully consider the risk factors set out below and the other information that Banro files with Canadian securities regulators and with the SEC in the U.S. before investing in the Company's common shares. The Company has identified the following non-exhaustive list of inherent risks and uncertainties that it considers to be relevant to its operations and business plans. Such risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. As well, while the following sets out the material risk factors which the Company is aware of, there may be additional risks that the Company is unaware of or that are currently believed to be immaterial that may become important factors that affect the Company's business.

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Risks of Operating in the DRC

Banro's projects are located in the DRC. The assets and operations of the Company are therefore subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, expropriation, nationalization, renegotiation or nullification of existing licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes, if any, in mining or investment policies or shifts in political climate in the DRC may adversely affect Banro's operations. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights, could result in loss, reduction or expropriation of entitlements. In addition, in the event of a dispute arising from operations in the DRC, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations. There are also risks associated with the enforceability of the Company's mining convention with the DRC and the government of the DRC could choose to review the Company's titles at any time. Should the Company's rights, its mining convention or its titles not be honoured or become unenforceable for any reason, or if any material term of these agreements is arbitrarily changed by the government of the DRC, the Company's business, financial condition and prospects will be materially adversely affected.

Some or all of the Company's properties are located in regions where political instability and violence is ongoing (for example, in November 2012, the M23 rebel group took over the city of Goma (Banro's operations are located about 200 kilometres southwest of Goma), but subsequently withdrew from Goma under international pressure). Some or all of the Company's properties are inhabited by artisanal miners. These conditions may interfere with work on the Company's properties and present a potential security threat to the Company's employees. There is a risk that operations of the Company may be delayed or interfered with, due to the conditions of political instability, violence and the inhabitation of the properties by artisanal miners. The Company uses its best efforts to maintain good relations with the local communities in order to minimize such risks.

The DRC is a developing nation which recently emerged from a period of civil war and conflict. Physical and institutional infrastructure throughout the DRC is in a debilitated condition. The DRC is in transition from a largely state controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base, to one based on more democratic principles. There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for Banro and its operations. The DRC continues to experience instability in parts of the country due to certain militia and criminal elements. While the government and United Nations forces are working to support the extension of central government authority throughout the country, there can be no assurance that such efforts will be successful.

No assurance can be given that the Company will be able to maintain effective security in connection with its assets or personnel in the DRC where civil war and conflict have disrupted exploration and mining activities in the past and may affect the Company's operations or plans in the future.

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HIV/AIDS, malaria and other diseases represent a serious threat to maintaining a skilled workforce in the mining industry in the DRC. HIV/AIDS is a major healthcare challenge faced by the Company's operations in the country. There can be no assurance that the Company will not lose members of its workforce or workforce man-hours or incur increased medical costs, which may have a material adverse effect on the Company's operations.

The DRC has historically experienced relatively high rates of inflation.

Production Risk

As is typically the case with the mining industry, no assurances can be given that future gold production estimates will be achieved. Estimates of future production for the Company’s mining operations are derived from the Company’s mining plans. These estimates and plans are subject to change. The Company cannot give any assurance that it will achieve its production estimates. The Company’s failure to achieve its production estimates could have a material and adverse effect on the Company’s future cash flows, results of operations, production cost, financial condition and prospects. The plans are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions, hydrologic conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above, and as set out below, including:

•	equipment failures;
•	shortages of principal supplies needed for operations;
•	natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes;
•	accidents;
•	mining dilution;
•	encountering unusual or unexpected geological conditions;
•	changes in power costs and potential power shortages;
•	strikes and other actions by labour; and
•	regulatory restrictions imposed by government agencies.

Such occurrences could, in addition to stopping or delaying gold production, result in damage to mineral properties, injury or death to persons, damage to the Company’s property or the property of others, monetary losses and legal liabilities. These factors may also cause a mineral deposit that has been mined profitably in the past to become unprofitable. Estimates of production from properties not yet in production or from operations that are to be expanded are based on similar factors (including, in some instances, feasibility studies prepared by the Company’s personnel and outside consultants) but it is possible that actual operating costs and economic returns will differ significantly from those currently estimated. It is not unusual in new mining operations (such as the Company’s Twangiza mine) or mine expansion to experience unexpected problems during the start-up phase. Delays often can occur in the commencement of production.

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Commodity Prices

The future price of gold will significantly affect the development of Banro's projects and results of its mining operations. Gold prices are subject to significant fluctuation and are affected by a number of factors which are beyond Banro's control. Such factors include, but are not limited to, interest rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. The price of gold has fluctuated widely in recent years, and future serious price declines could cause development of and commercial production from Banro's mineral interests to be impracticable. If the price of gold decreases, projected cash flow from planned mining operations may not be sufficient to justify ongoing operations and Banro could be forced to discontinue development and sell its projects. Future production from Banro's projects is dependent on gold prices that are adequate to make these projects economic.

Mineral reserve calculations and life-of-mine plans using significantly lower gold prices could result in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges.

As fuel costs are a significant component of the Company’s operating costs, changes in the price of diesel could have a significant effect on the Company’s operating costs.

Risks Related to the Notes Issued under the Debt Financing

The Company’s substantial indebtedness could adversely affect the Company’s financial condition.

In March 2012 the Company closed a US$175 million debt financing (see item 2 of this AIF), a result of which financing the Company has a significant amount of indebtedness. The Company’s high level of indebtedness could have important adverse consequences, including:

•	limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•	requiring a substantial portion of the Company’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing the Company’s vulnerability to general adverse economic and industry conditions;

•	limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes;

•	placing the Company at a disadvantage compared to other, less leveraged competitors; and

•	increasing the cost of borrowing.

The Company may not be able to generate sufficient cash to service all of its indebtedness, including the Notes, and may be forced to take other actions to satisfy its obligations under such indebtedness, which may not be successful.

The Company’s ability to make scheduled payments on or refinance the Company’s debt obligations, including the Notes, depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. The Company may be unable to maintain a level of cash flows from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the indebtedness, including the Notes.

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If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance the Company’s indebtedness, including the Notes. Banro may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow the Company to meet its scheduled debt service obligations. The indenture under which the Notes were issued (the "Note Indenture") restricts the Company’s ability to dispose of assets and use the proceeds from those dispositions and may also restrict the Company’s ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. The Company may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

In addition, Banro is a holding company, and as such it conducts all operations through subsidiaries. Accordingly, repayment of indebtedness, including the Notes, is dependent on the generation of cash flow by subsidiaries and their ability to make such cash available to Banro. Banro’s subsidiaries may not be able to, or may not be permitted to, make distributions to enable the Company to make payments in respect of its indebtedness, including the Notes. Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit the Company’s ability to obtain cash from its subsidiaries. In the event that Banro does not receive distributions from its subsidiaries, the Company may be unable to make required principal and interest payments on Banro’s indebtedness, including the Notes.

Banro’s inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance the Company’s indebtedness on commercially reasonable terms or at all, would materially and adversely affect the Company’s financial position and results of operations and its ability to satisfy its obligations under the Notes.

If the Company cannot make scheduled payments on its debt, the Company will be in default and holders of the Notes could declare all outstanding principal and interest to be due and payable, causing a cross-acceleration or cross-default under certain of the Company’s other debt agreements, if any, and the Company could be forced into bankruptcy or liquidation.

The terms of the Note Indenture restrict the Company’s current and future operations, particularly the Company’s ability to respond to changes or to take certain actions.

The Note Indenture contains a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long-term best interest, including restrictions on the Company’s ability to:

•	incur additional indebtedness;
•	pay dividends or make other distributions or repurchase or redeem capital stock;
•	prepay, redeem or repurchase certain debt;
•	make loans and investments;
•	sell assets;
•	incur liens;
•	enter into transactions with affiliates;
•	alter the businesses it conducts;
•	enter into agreements restricting its subsidiaries’ ability to pay dividends; and
•	consolidate, amalgamate, merge or sell all or substantially all of its assets.

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A breach of the covenants under the Note Indenture or the Company’s other debt instruments from time to time could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event the Noteholders or lenders accelerate the repayment of the Company’s borrowings, Banro may not have sufficient assets to repay that indebtedness.

As a result of these restrictions, Banro may be:

•	limited in how it conducts its business;
•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or
•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect the Company’s ability to grow in accordance with its strategy.

Expatriate and Third-Party Nationals Skills Risk

The Company’s Twangiza mine is the first new commercial gold mining operation in the DRC in over 50 years. As a result, the Company is reliant on attracting and retaining expatriate and third-party nationals with mining experience to staff key operations and administration management positions. The Company’s inability to attract and retain personnel with the skills and experience to manage the operation and train and develop staff, due to the intense international competition for such individuals, may adversely affect its business and future operations.

Need for Additional Reserves

Given that mines have limited lives based on proven and probable mineral reserves, the Company must continually replace and expand its reserves at its mines. The life-of-mine estimates included in the Company’s continuous disclosure documents filed on SEDAR and EDGAR are subject to adjustment. The Company’s ability to maintain or increase its annual production of gold will be dependent in significant part on its ability to bring new mines into production and to expand reserves at existing mines.

Labour Risk

The Company is dependent on its workforce to extract and process minerals, and is therefore sensitive to a labour disruption of the Company's mining activities. The Company endeavours to maintain good relations with its workforce in order to minimize the possibility of strikes, lock-outs and other stoppages at its work sites. Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions, and the relevant governmental authorities.

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Construction and Start-Up of New Mines and Mine Expansion

The Company is currently constructing its second mine at Namoya, and its first mine, at Twangiza, is currently undergoing a plant upgrade. The success of construction projects, plant expansions and the start-up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations, including environmental permits, price escalation on all components of construction and start-up, the underlying characteristics, quality and unpredictability of the exact nature of mineralogy of a deposit and the consequent accurate understanding of dore or concentrate production, the successful completion and operation of ore passes and conveyors to move ore and other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful.

The SEC has Adopted Rules That May Affect Mining Operations in the DRC

The Company’s business is subject to evolving corporate governance and public disclosure regulations that have increased both the Company’s compliance costs and the risk of noncompliance, which could have an adverse effect on the Company’s stock price.

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the New York Stock Exchange, the Toronto Stock Exchange, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain. For example, on July 21, 2010, the United States Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act, which resulted in the SEC adopting rules that will require the Company to disclose on an annual basis, beginning in 2014, certain payments made by the Company, its subsidiaries or entities controlled by it, to the U.S. government and foreign governments, including sub-national governments. The SEC has also adopted rules under the Dodd Frank Act that will require a company filing reports with the SEC to disclose on an annual basis, beginning in 2014, whether certain “conflict minerals” necessary to the functionality or production of a product manufactured by such company originated in the DRC or any adjoining country. The Company currently holds properties located in the DRC. It is possible that the new SEC rules regarding conflict minerals could adversely affect the value of the minerals mined in the DRC, which may impact the value of the Company’s interests in those properties. The Company’s efforts to comply with the Dodd-Frank Act, the rules and regulations promulgated thereunder, and other new rules and regulations have resulted in, and are likely to continue to result in, increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

No History of Profitability

The Company's properties are in the exploration or development stage, other than the Company’s early stage producing mine at Twangiza. The development of properties found to be economically feasible requires the construction and operation of mines, processing plants and related infrastructure. As a result, Banro is subject to all of the risks associated with establishing new mining operations and business enterprises including: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and costs of skilled labour and mining equipment; the availability and costs of appropriate smelting and/or refining arrangements; the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and, the availability of funds to finance construction and development activities. The costs, timing and complexities of mine construction and development are increased by the remote location of the Company's properties. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company's activities at one of its development projects will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce gold at one of its development projects.

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Government Regulation

Banro's mineral exploration, development and mining activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although Banro's exploration, development and mining activities are currently carried out in accordance with applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail development.

Many of Banro's mineral rights and interests are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the DRC government. No assurance can be given that Banro will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are not maintained, Banro may be delayed, curtailed or prohibited from continuing or proceeding with planned exploration, development or mining of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be delayed or curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in the exploration, development or mining of mineral properties may be required to compensate those suffering loss or damage by reason of the activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on Banro and cause increases in expenses, capital expenditures or require abandonment or delays in development of mineral interests.

Exploration and Mining Risks

The Company's properties are in the exploration or development stage, other than the Company’s early stage producing mine at Twangiza. The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures are required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit, once discovered, will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Banro not receiving an adequate return on invested capital.

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There is no certainty that the expenditures made by Banro towards the search for and evaluation of mineral deposits will result in discoveries that are commercially viable. In addition, in the case of a commercial ore-body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced.

Mining operations generally involve a high degree of risk. Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of gold and other precious or base metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, fires, cave-ins, flooding and other conditions involved in the drilling and removal of material as well as industrial accidents, labour force disruptions, fall of ground accidents in underground operations, unanticipated increases in gold lock-up and inventory levels at heap-leach operations and force majeure factors, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to person or property, environmental damage, delays, increased production costs, monetary losses and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of mining pit slopes and retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Company or to other companies within the mining industry. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by insurance policies.

Development of an Active Market and Volatility

There can be no assurance that an active market for the Company's securities will be sustained. The market price of the Company's securities may fluctuate significantly based on a number of factors, some of which are unrelated to the financial performance or prospects of the Company. These factors include macroeconomic developments in North America and globally, market perceptions of the attractiveness of particular industries, short-term changes in commodity prices, other precious metal prices, the attractiveness of alternative investments, currency exchange fluctuation, the political environment in the DRC and the Company's financial condition or results of operations as reflected in its financial statements. Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities; lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company; the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; the Company's operating performance and the performance of competitors and other similar companies; the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities; changes in estimates or recommendations by research analysts who track the Company's securities or the shares of other companies in the resource sector; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving the Company or its competitors; the factors listed in this AIF under the heading "Cautionary Statement Regarding Forward-Looking Statements"; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from any exchange on which they are listed at that time, further reducing market liquidity. If there is no active market for the securities of the Company, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline. If such a market does not develop, investors may lose their entire investment in the Company's securities.

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Financing Requirements

The Company has only a short history of commercial mining operations (the Company’s first mine at Twangiza only commenced commercial production on September 1, 2012), and there is no assurance that it will operate profitably or provide a return on investment in the future. The Company has only incurred operating losses, and the development of its projects is still at an early stage. The Company's ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay liabilities arising from normal business operations when they come due.

The Company will require significant amount of funds in order to carry out plans to develop its projects. There can be no assurance that such funds will be available to the Company. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, the interests of the Company's shareholders in the net assets of the Company may be diluted. Any failure of the Company to generate the required funding could have a material adverse effect on the Company's financial condition, results of operations, liquidity, and its ability to continue as a going concern, and may require the Company to cancel or postpone planned capital expenditures.

A holder of common shares or warrants may suffer adverse U.S. federal income tax consequences if the Company is determined to be a passive foreign investment company or "PFIC"

The Company believes it should not be classified as a "passive foreign investment company" ("PFIC") for its tax year ended December 31, 2012. Based on current business plans and financial expectations, the Company expects that it should not be classified as a PFIC for its current tax year and for the foreseeable future. However, the Company believes that it was classified as a PFIC for its tax year ended December 31, 2011 and in prior tax years. Whether the Company will be a PFIC for the current or future tax year will depend on the Company's assets and income over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this AIF. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status for any tax year. U.S. federal income tax laws contain rules which result in materially adverse tax consequences to U.S. taxpayers that own shares of a corporation which has been classified as a PFIC during any tax year of such holder's holding period. A U.S. taxpayer who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC may mitigate such negative tax consequences by making certain U.S. federal income tax elections, which are subject to numerous restrictions and limitations. Holders of the Company's common shares and warrants are urged to consult their own tax advisors regarding the acquisition, ownership, and disposition of the Company's common shares and warrants.

History of Losses

The Company has incurred losses since its inception. The Company incurred the following net losses during each of the following periods:

•	US$4.5 million for the year ended December 31, 2012; and
•	US$9.3 million for the year ended December 31, 2011.

The Company had an accumulated deficit of approximately US$84.3 million as of December 31, 2012. The losses do not include capitalized mineral property exploration and development costs.

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The development of the Company's properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants' analysis and recommendations, the rate at which any operating losses are incurred, and the Company's acquisition of additional properties, some of which are beyond the Company's control. There can be no assurance that the Company will ever achieve profitability.

Infrastructure for the Projects

The Company's projects are located in remote areas of the DRC, which lack basic infrastructure, including sources of power, water, housing, food and transport. In order to develop any of its projects Banro needs to establish the facilities and material necessary to support operations in the remote locations in which they are situated. The remoteness of each project affects the potential viability of mining operations, as Banro also needs to establish substantially greater sources of power, water, physical plant and transport infrastructure than are present in the area. The transportation of equipment and supplies into the DRC and the transportation of resources out of the DRC may also be subject to delays that adversely affect the ability of the Company to proceed with its mineral projects in the country in a timely manner. Shortages of the supply of diesel, mechanical parts and other items required for the Company's operations could have an adverse effect on the Company's business, operating results and financial condition. The lack of availability of such sources may adversely affect mining feasibility and, in any event, requires Banro to arrange significant financing, locate adequate supplies and obtain necessary approvals from national, provincial and regional governments, none of which can be assured. The Company's interests in the DRC are accessed over lands that may also be subject to the interests of third parties which may result in further delays and disputes in the carrying out of the Company's operational activities.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

The mineral resource and mineral reserve figures referred to in this AIF and in the Company's filings with the SEC and applicable Canadian securities regulatory authorities, press releases and other public statements that may be made from time to time are estimates. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that this mineralization could be mined or processed profitably.

The Company has not commenced commercial production on any of its properties other than Twangiza, and has not defined or delineated any proven or probable reserves on any of its properties other than Twangiza. Mineralization estimates for the Company's properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

The resource and reserve estimates referred to in this AIF have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in the market price for gold may render portions of the Company's mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company's ability to extract this mineralization, could have a material adverse effect on the Company's results of operations or financial condition.

The Company has not established the presence of any proven or probable reserves at any of its properties other than Twangiza. There can be no assurance that subsequent testing or future studies will establish proven and probable reserves on such properties. The failure to establish proven and probable reserves on such properties could severely restrict the Company's ability to successfully implement its strategies for long-term growth.

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Uncertainty Relating to Inferred Mineral Resources

There is a risk that the inferred mineral resources referred to in this AIF cannot be converted into mineral reserves as the ability to assess geological continuity is not sufficient to demonstrate economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

Dependence on Limited Properties

The Twangiza, Lugushwa, Namoya and Kamituga properties account for the Company's material mineral properties. Any adverse development affecting the progress of any of these properties may have a material adverse effect on the Company's financial performance and results of operations.

Market Perception

Market perception of junior gold companies such as the Company may shift such that these companies are viewed less favourably. This factor could impact the value of investors' holdings and the ability of the Company to raise further funds, which could have a material adverse effect on the Company's business, financial condition and prospects.

Uninsured Risks

Although the Company maintains directors and officers insurance and insurance on its premises in Toronto, Canada, its insurance does not cover all the potential risks associated with its operations, including industrial accidents, damages to equipment and facilities, labour disputes, pollution, unusual or unexpected geological conditions, rock bursts, ground or slope failures, cave-ins, fires, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, earthquakes and other environmental occurrences. In addition, Banro may elect not to obtain coverage against these risks because of premium costs or other reasons, and where coverage is maintained, losses may exceed policy limits. Losses from these events may cause Banro to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of Banro's operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Banro's operations. Environmental hazards may exist on the properties on which Banro holds interests which are unknown to Banro at present and which have been caused by previous owners or operators of the properties. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required. Banro has acquired its principal mineral properties through a cession from SOMINKI. As such, Banro will be liable to the DRC State for any environmental damage caused by SOMINKI as previous owner and operator of such properties.

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Difficulties for Investors in Foreign Jurisdictions in Bringing Actions and Enforcing Judgments

The Company is organized under the laws of Canada and its principal executive office is located in Toronto, Canada. All of the Company's directors and officers, and all of the experts referred to in this AIF, reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of the Company's assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or otherwise outside of Canada to bring an action against directors, officers or experts who are not resident in the United States or in other jurisdictions outside Canada. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions outside Canada against those persons or the Company.

Uncertainty of Acquiring Additional Commercially Mineable Mineral Rights

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Banro's future growth and productivity will depend, in part, on its ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to: establish ore reserves through drilling and metallurgical and other testing techniques; determine metal content and metallurgical recovery processes to extract metal from the ore; and construct, renovate or expand mining and processing facilities.

In addition, upon an ore discovery, it takes several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional commercially mineable (or viable) mineral rights.

Litigation Risks

The Company may from time to time be involved in various legal proceedings. While the Company believes it is unlikely that the final outcome of any such proceedings will have a material adverse effect on the Company's financial position or results of operation, defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal matter will not have a material adverse effect on the Company's future cash flow, results of operations or financial condition.

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Future Hedging Activities

The Company has not entered into forward contracts or other derivative instruments to sell gold that it might produce in the future. Although the Company has no near term plans to enter such transactions, it may do so in the future. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Company entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered. There is also the risk that the Company may have insufficient gold production to deliver into forward sales positions. The Company may enter into option contracts for gold to mitigate the effects of such hedging.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of the Company's common shares in the public markets, or the potential for such sales, could decrease the trading price of such shares and could impair Banro's ability to raise capital through future sales of common shares. Banro has previously completed share issuances at prices per share which are lower than the current market price of its common shares. Accordingly, some of the Company's shareholders have an investment profit in the Company's common shares that they may seek to liquidate.

Currency Risk

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to other currencies (including the Canadian dollar) could have a material impact on the Company's consolidated financial statements by creating gains or losses. No currency hedge policies are in place or are presently contemplated.

Dependence on Management and Key Personnel

The success of the Company depends on the good faith, experience and judgment of the Company's management and advisors in supervising and providing for the effective management of the business and the operations of the Company. The Company is dependent on a relatively small number of key personnel, the loss of any one of whom could have an adverse effect on the Company. The Company currently does not have key person insurance on these individuals. The Company may need to recruit additional qualified personnel to supplement existing management and there is no assurance that the Company will be able to attract such personnel. See item 2 of this AIF regarding the recent departure of Simon F.W. Village as Chief Executive Officer and President of the Company.

Competition

The natural resource industry is intensely competitive in all of its phases. Significant competition exists for the acquisition of properties producing, or capable of producing, gold or other metals. The Company competes with many companies possessing greater financial resources and technical facilities than itself. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could also adversely affect the Company's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

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Conflict of Interest

A number of directors and officers of the Company also serve as directors and/or officers of other companies involved in the exploration and development of natural resource properties. As a result, conflicts may arise between the obligations of these individuals to the Company and to such other companies.

3.3	Banro's Gold Properties

Banro is a gold mining company focused on production from the Twangiza oxide mine in the DRC and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Banro's plans include the construction of its second gold mine at Namoya at the south end of the gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt.

The Company’s first gold mine, at Twangiza, commenced gold production during the fourth quarter of 2011 and commenced commercial production on September 1, 2012. The Company’s planned second gold mine, at Namoya, commenced construction in 2012, with gold production scheduled for the fourth quarter of 2013.

The Company holds a 100% interest in its said four gold properties (Twangiza, Namoya, Lugushwa and Kamituga) through four wholly-owned DRC subsidiaries. These properties, totalling approximately 2,612 square kilometres, are covered by a total of 13 exploitation permits (or mining licenses) and cover all the major, historical producing areas of the gold belt. The Company also holds 14 exploration permits covering an aggregate of 2,638 square kilometres. Ten of the exploration permits are located in the vicinity of the Company's Twangiza property and four are located in the vicinity of the Company's Namoya property.

3.3.1	Twangiza

Certain of the following disclosure relating to the Company’s Twangiza gold project is derived from the technical report (the "Twangiza Technical Report") dated March 9, 2011 (as revised on March 24, 2011) and entitled " Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1 Gold Project, South Kivu Province, Democratic Republic of the Congo" prepared for Banro by SENET. A copy of the Twangiza Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Property Description and Location

The 1,156 square kilometre Twangiza property is located in the South Kivu Province of the DRC, approximately 35 kilometres west of the Burundi border and approximately 45 kilometres to the south southwest of the town of Bukavu, the provincial capital. The Twangiza property consists of six exploitation permits, which are held by Banro’s wholly-owned DRC subsidiary, Twangiza Mining SARL, and which are numbered PE40, PE41, PE42, PE43, PE44 and PE68. See Figure 1 below.

The said exploitation permits entitle Twangiza Mining SARL to the exclusive right to carry out exploration, development, construction and exploitation works within the perimeter over which they have been granted.

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Figure 1 - Map of the Twangiza Property

N
PE 68
PE 44
PE 40
PE 41
PE 43
PE 42
Luntukulu
Kakono
Bugoy
Gombo
Mufwa
M'Chitera
Lukugurha
Kashegeshe
Lukungurhi
Muhona
Twangiza Deposit
Mushege
Tshondo
Mushege
Kasika
Mwenga
0
10
Kilometres
LEGEND
Rivers
Main Roads and Towns
Property Boundary
Soil Grid Outline
PE 42 Concession Permit Number
Deposit Location and Name
BANRO CORPORATION
MAP OF THE TWANGIZA PROPERTY
TWANGIZA PROJECT

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Accessibility, Climate, Local Resources, Infrastructure and Physiography

Twangiza is situated in the Mitumba Mountains, which form part of the western escarpment of the Albertine Rift Valley. The area is mountainous with deeply incised valleys with slopes typically greater than 30o, forming a dendritic drainage pattern. The mining area occupies a steep ridge running north/south between two fast-flowing rivers. Elevation in the area ranges from 1,500 metres to 2,400 metres above sea level, rising to 3,000 metres in the Ntombwe massif 50 kilometres to the south. Vegetation on the Twangiza property is a mosaic of transformed, agricultural plots and woodlots of cypress and eucalyptus, and montane grassland. One small, 2.18 ha patch of indigenous forest remains to the east of the mine area, the Lusirwe sacred forest.

Road access from Bukavu (the capital city of South Kivu Province) to the Twangiza property is some 55 kilometres on the N2 National Road and then 30 kilometres on the Twangiza access road. The journey time is 2.5 hours during the dry season and extends to 4 hours under wet conditions. The property is also serviced by a helicopter and the journey between Bukavu and Twangiza is some 14 minutes. Bukavu has an airport, Kavumu. There are commercial flights between Bukavu and Goma (North Kivu) and Bukavu and Kindu (Maniema). Bukavu is a two hour drive from Kavuma airport using a road which is in poor condition. The preferred means of access to Bukavu is via Kamembe Airport in Rwanda which is a 30 minute drive from Bukavu including border crossing time. There are two commercial ferries on Lake Kivu between Goma - North Kivu and Bukavu that run daily.

The climate at Twangiza can be classified as tropical to sub-tropical with the wet season falling between September and April, and the main dry season from May to August. Due to its close proximity to the equator, Twangiza experiences daylight and night hours that are almost equal, with daylight lasting between 6am and 6pm. The relative humidity generally exceeds 85% during the entire year.

Twangiza has an average annual rainfall of 1,796 mm. Regionally the highest monthly rainfall is 242 mm, as recorded at nearby meteorological stations (Bukavu, Confomeka, Tshibinda and Kailo), occurred during December; and a minimum of 35 mm has been recorded during July. Rain generally occurs as soft, lengthy rainfall in the mid to late afternoons, but violent thunderstorms are also frequent.

The Twangiza property is remotely located and there was no existing supply of power suitable for the project requirements prior to the construction of the Twangiza mine. A diesel-generator power plant has therefore been established to provide the power required to the Twangiza project.

History

See item 2 of this AIF (“General Development of the Business”) for ownership history information with respect to the Twangiza property.

There have been three major field exploration programs on the Twangiza property prior to 2005. The first was between 1957 and 1966 by MGL and consisted of the driving of approximately 12,100 metres of adits and 8,200 metres of trenches at the Twangiza deposit. A total of 17,400 channel samples were collected at two metre intervals from both the trenches and adits. Secondly, from 1974 to 1976, Charter Consolidated Limited undertook an evaluation program of the Twangiza area in order to verify the results obtained by MGL and to look for possible extensions to the mineralization. Soil sampling was conducted over a 4.6 square kilometre area to the north of the Twangiza deposit. Anomalous soil samples were tested by 11 pits, 6 trenches and 5 adits. Work also included the re-sampling of three MGL adits (Levels 2100, 2130, and 2220). The third historical program was undertaken by Banro between August 1997 and April 1998. The program was managed by CME and consisted of:

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•	topographical surveying (31.65 square kilometres);

•	LANDSAT acquisition and interpretation, completed during 1997 by R. Eyers of the Remote Sensing Group at Imperial College London. High resolution digital satellite images for an area covering 60,000 square kilometre between latitude 2°30’S and 4°30’S and longitude 26°30’E and 29°30’E were created. Results indicated the Twangiza property lies on a complex north-south trending structure composed of a number of curvilinear segments which trend toward northwest –southeast orientations away from the axis;

•	helicopter-supported airborne magnetic surveying (10,490 line-kilometres) conducted during 1997 – 1998 by High Sense Geophysics (now Fugro geophysics) of Harare, Zimbabwe. The survey provided high resolution magnetic maps in a digital format, which were used to define anomalous zones, and to assist in detailed structural evaluation and identification of lithological trends. The investigation covered five of the six Twangiza permit areas (PE40, PE41, PE42, PE43, PE44), and was based on a 200 metre flight line spacing orientated at 045°, with tie-lines at 135° at a spacing of 2,000 metres. The results confirmed the Twangiza deposit is characterized by a high magnetic field adjacent to a large low magnetic anomaly in the north and a smaller low anomaly to the southwest. The magnetic lows probably represent an intrusive body which may have provided the fluid and/or heating source for the gold mineralization and the porphyry sills found at the Twangiza deposit;

•	geological mapping and rock sampling of the Twangiza area completed during the 1997 – 1998 exploration programme and covering an area extending 2.6 kilometres south and 5.2 kilometres north of the Twangiza deposit. The regional mapping is bounded to the east and west by north – south trending conglomerates. Grab samples and channel samples were taken and after sample preparation at Banro’s on-site sample preparation laboratory were sent to Acme Analytical Laboratory in Vancouver, Canada for analysis;

•	detailed geological mapping and channel sampling of 16 adits covering the southern portion of the Twangiza area previously worked by artisanal miners. Grab samples and channel samples were taken and after on-site sample preparation were sent to Acme Analytical Laboratory;

•	petrographic studies completed by Dr J. F. Harris of Vancouver Petrographics Ltd, based on polished and thin sections. Investigation observed that native gold occurs in veins against pyrite crystals and fine grained gold occurs at the boundary of sulphides or along fractures within sulphide grains;

•	diamond drilling (20 holes, 9,122 metres, 8,577 samples, HQ and NQ core size) completed between September 1997 and March 1998. The drilling covered an 800 metre strike length of mineralization within the hinge of the Twangiza Anticline, with holes drilled at different orientations. Due to the extreme topography at Twangiza, an A-Star 350 B2 helicopter was utilized for moving drilling rigs, materials and personnel from site to site. Drilling was performed by Rosond International Limited of South Africa utilizing two Longyear 38 drill rigs with a maximum depth potential of 600 metres. All drillhole collars were surveyed using a Sokkia SET4100 Total Station, with inclination and azimuth at surface measured with handheld compasses. Downhole surveying of all holes was completed using a Sperry Sun Single Shot instrument which recorded both azimuth and inclination; and

•	density testing performed on behalf of Banro by CME in 1998 on a variety of rock types that make up the Twangiza deposit. The purpose of the study was to assign rock densities to specific lithological and mineralogical units for inclusion in the resource estimates. A total of 165 bulk density determinations were undertaken by CME.

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Geological Setting

The Twangiza property can be divided into three distinct litho-structural terrains. The eastern terrain is characterised by N-S trending Neoproterozoic sediments, which are part of the Itombwe synclinorium, a regional-scale fold which extends southwards from the Twangiza area for about 150 kilometres. Exploration activities on the property to date have all been within the Neoproterozoic domain. The western domain has a distinct NW-SE tectonic grain, and is believed to be Palaeoproterozoic in age. No work has yet been carried out by Banro in this area. The third domain occurs in the north, where recent basalts blanket the Proterozoic rocks.

The sediments in the Neoproterozoic terrain are generally very weakly metamorphosed. The dominant lithology is mudstone, often with a significant amount of carbonaceous material. Subordinate units of siltstone are commonly interbedded with the mudstone, being slightly coarser, more siliceous and harder. Quartz wacke and sandstone occur locally, but are usually confined to relatively thin beds or lenses which lack continuity. A characteristic feature of the Twangiza area is the presence of a conglomerate consisting of clasts of granite, mudstone and siltstone supported by a matrix of dark grey silty mud. It frequently contains a significant amount of detrital magnetite, and forms the relatively highly magnetic unit that clearly defines the geometry of the concession-scale folds in the magnetic images.

In the vicinity of the Twangiza Main and North deposits, the Neoproterozoic sediments have been intruded by porphyritic sills, ranging in thickness from less than 1 metre to over 50 metres. The sills have undergone extensive hydrothermal alteration and the original composition is difficult to determine. However, it is possible that the sills are part of a suite of alkaline intrusive rocks that were emplaced along the line of the present-day Western Rift, at about 750 Ma. Small granitic intrusions have been found in the Neoproterozoic rocks, and have been locally exploited for tin by colonial prospectors and artisanal miners. It is believed these granites are younger than the G4 tin granites which were emplaced at 975 Ma, and may also be related to the same 750 Ma intrusive event as the porphyry sills.

The Neoproterozoic terrain at Twangiza is characterised by a series of N-S trending, concession-scale folds, which plunge to the north. These folds vary from being open to almost isoclinal, although the average limb dips are usually between 50° and 80°. Smaller-scale folds, probably parasitic to the larger structures, are commonly seen on a prospect scale; they display plunges to the north and south, or are doubly-plunging like the fold hosting the Twangiza orebodies. The folding is considered to have developed in response to E-W compression in the Pan African orogeny at about 550 Ma. Faulting in the Neoproterozoic terrain is common, the main trends being NE-SW to E-W. In addition, zones of shearing and/or brecciation have been mapped sub-parallel to the fold axes at several prospects, and may have had a control on the mineralization.

The contact between the Neoproterozoic terrain and the western Palaeoproterozoic block is sharp, and is possibly thrusted. The contact appears to have been locally displaced by NE-SW faulting. The western terrain is characterised by a NW-SE tectonic trend, which is sub-parallel to the Rusizian trend that developed during the Eburnean orogeny at the end of the Palaeoproterozoic. However, it is possible that the rocks in the western domain are Mesoproterozoic or younger, having been affected by the reactivation of deep seated Rusizian structures.

Reference is made to section 6 of the Twangiza Technical Report (which section is entitled “Geological Setting”) for additional information in respect of the geological setting. Section 6 of the Twangiza Technical Report is incorporated by reference into, and forms part of, this AIF. A copy of the Twangiza Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

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Exploration

Twangiza Exploration Program - October 2005 to December 2006

Banro resumed its exploration program at Twangiza after the Congolese government had established control and authority in the area in October 2005. The following summarizes the exploration program carried out by the Company at Twangiza from October 2005 to December 2006.

Soil Geochemical Program

A soil geochemical program designed to test the immediate northern, eastern, western and southern extensions of the known Twangiza mineralization was completed by the Company in 2006. The 7 kilometre soil geochemical grid had its base line orientated along the hinge of the anticline at 350º. Soil sampling was undertaken at 40 metre intervals on lines spaced at 80 metres. The baseline origin for the soil geochemical grid was pegged at UTM coordinate 9682698.2N / 693500.5E, which corresponds to a local grid coordinate of 10000N/20000E. The soil geochemical grid was initially surveyed using compass, tape and ranging rods. All sample points were marked with a wooden peg with local grid co-ordinates clearly labelled on each peg. All sample points were subsequently surveyed using a Trimble Differential GPS. The survey used the WGS-84 zone 35 south coordinate system. By the end of December 2006, a total of 275.44 line kilometres had been cut and 6,589 soil samples collected and sent for analysis. The geochemical results outlined an 800 metre long by 450 metre wide, +100 ppb gold in soil anomaly to the immediate north of Twangiza Main deposit. The anomaly splits into three roughly parallel trends to the south of the Lukungurhi workings. A 1.5 kilometre long, 80 metre to 160 metre wide north-northwest trending +100 ppb Au soil anomaly occurs to the south of the Lukugurha artisanal workings.

Trenching Program

A trenching program was initiated to test the gold-in-soil geochemical anomalies and the continuity of mineralisation on the northern extension of the Twangiza Main deposit, as well as the southern and northern extensions of the Lukungurhi workings. Trenches were located to the north of the baseline origin and were oriented at 080°. The lithological units encountered in the trenches are intensely weathered with limonite staining occurring predominantly in the sediments and feldspar porphyries within the mineralised areas. Kaolinite is the dominant weathering product in the feldspar porphyries. Hydrothermal silicification is mainly encountered at the contacts between feldspar porphyry the sediments. Silicification is usually intense at the contacts and decreases away from the contact into the wall rock. A total of 785 channel samples were collected from 1,159 metres of trenching.

Prospect Scale Mapping

A detailed mapping project was carried out in the Twangiza artisanal workings in order to gain a better understanding of the geology and mineralisation controls and to verify and compliment the diamond drilling data. The study reviewed all aspects of the geology including lithology, structure and alteration. Structural mapping at the Twangiza Main deposit (workings, trenches and road cuts) demonstrates that the bedding strikes dominantly NW-SE. The intersection of bedding planes indicates an anticlinal fold axis plunging at 37º towards 120º. The quartz veins measured in the workings are either parallel to or cross-cut the bedding. The Lukungurhi artisanal workings are located approximately 1.5 kilometres north of the Twangiza deposit and measure about 600 metres in strike length and are 70 metres wide on average. The axis of the workings is orientated at 350°. Work carried out during 2005 included trenching, geological/structural mapping of trenches and artisanal pits as well as rock chip/channel sampling. Two trenches TWT 3 and TWT 4 located respectively at the southern and northern extensions of the workings were excavated to test the continuity of the Lukungurhi mineralisation. Structural mapping from trenches and artisanal workings reveals the bedding is dominantly north - south. Limonite-quartz veins within the porphyries have a dominant orientation of 080º/71º strike dip right. Kaolinite alteration is the product of intense weathering of feldspars in both the feldspar porphyry and mafic intrusives. Further mapping and trenching was completed at artisanal workings in the vicinity, notably at Kashegeshe, Muhona and Bugoy.

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Twangiza Exploration Program - January 2007 to November 2008

The following summarizes the exploration program carried out by the Company at Twangiza from January 2007 to November 2008.

Geophysical Exploration

Airborne magnetic and radiometric surveys were completed over the entire Twangiza property, utilising a flight line spacing of 100 metres with tie lines at 1,000 metre intervals; several promising new targets were identified for follow-up work.

LIDAR Survey

LIDAR utilises airborne laser technology to create accurate topographic maps of the region. In addition, colour aerial digital photography has been rectified to create accurate orthophotos.

Additional Regional Work

During late 2007, the Company began exploration of the Twangiza property outside the main trend. The following targets were investigated:

Mufwa

Located 13 kilometres northwest of the Twangiza Main deposit, Mufwa is the focus of intense artisanal activity, where miners are exploiting a series of quartz veins within mudstone. The structural setting is very similar to Twangiza, with the mineralization occurring close to the axis of a plunging anticline. However, feldspar porphyry sills are absent at Mufwa, and the mineralization tends to be in quartz rather than sulphide-associated. The workings cover an area of approximately 500 metres east-west, by 350 metres north south, although recent exploration indicates good potential for extending the mineralized zones in both directions. Exploration consisted of surface mapping and rock-chip sampling, mapping and channel sampling of 27 artisanal adits, and soil sampling of a 4 x 2 kilometre area around the workings on an 80 x 40 metre grid. A total of 445 rock samples, 957 adit channels and 2,676 soil samples were collected.

Kaziba

Located 11 kilometres east of the Twangiza Main deposit, the Kaziba target was discovered towards the end of 2008. Sulphide-associated, disseminated mineralization similar in style to that at Twangiza Main, occurs within mudstones and siltstones on the western limb of a northerly plunging anticline. Exploration during 2008 consisted of mapping and sampling of artisanal workings, and soil sampling of a 2 x 1 kilometre area around the workings on an 80 x 40 metre grid. A total of 290 rock samples and 573 soil samples were collected. The data indicates the presence of gold mineralization over a strike of 250 metres, potentially with a thickness of up to 30 metres.

Tshondo

Preliminary work at Tshondo, an old colonial discovery located 9 kilometres west of Twangiza Main, indicates that gold is associated both with quartz veins and within the surrounding hydrothermally silicified mudstone and siltstone. The mineralization is associated with the axis of a northerly plunging syncline. Artisanal mining is focusing on the relatively high-grade quartz mineralization over a strike of 500 metres. Soil geochemical sampling in tandem with rock chip sampling, trenching and adit mapping and sampling was undertaken in late 2010.

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Radiometric Anomaly

This prospect is approximately 5 kilometres west of Twangiza Main, and was targeted due to the presence of a coincident uranium-thorium radiometric anomaly similar to that at Twangiza, located on a well-defined anticline axis. Work during 2008 comprised a programme of stream sediment sampling (117 samples) and regional mapping. The stream results define three anomalous areas with values of up to 1,840 ppb Au.

Southern Anomaly

This target is located 10 kilometres south of Twangiza Main. It is situated on the axis of a tightly folded syncline, and is associated with a coincident uranium-thorium radiometric anomaly. Historical records indicate that alluvial gold was exploited in colonial times, and alluvial artisanal mining is still carried out locally. The 2008 programme comprised stream sediment sampling (185 samples) and regional mapping. Anomalous values of up to 470 ppb Au will be followed up initially by soil sampling.

Twangiza Exploration Program - 2009 to 2012

The exploration program on the Twangiza property for the period 2009 to 2012 focused on (a) the near mine targets to fully evaluate the Twangiza East and West flanking structures, and (b) regional targets located outside the Twangiza anticline, which have the potential to add substantial resources to the current mineral resource of Twangiza.

The near mine exploration at Twangiza focused on generating new targets outside the Twangiza Main and North deposits. Field activities included soil, rock chip and channel sampling, pitting, auger drilling, diamond and reverse circulation drilling. Delineation drilling was undertaken in the Twangiza East and West mineralization trends. Forty diamond drill holes totaling 3,854.6 meters were completed on the Twangiza West and East zones to facilitate the resource evaluation of the deposits.

Regional exploration at Twangiza during the same period focused on the Ntula, Mufwa, Luntukuru, Kaziba and Tshondo prospects, the Lukungurhi area and the Ntula extensions. Field activities included soil, rock chip and channel sampling, geological mapping, pitting, auger drilling and diamond drilling. Nine (9) holes totalling 1,151 meters of drilling were completed during the period and the first phase of drilling was carried out at the Ntula prospect.

Mineralization

The Twangiza Main ore body consists of a wide (up to 200 metres) zone of pervasively altered mudstone, siltstone and porphyry sills, with abundant sulphidic veins. The veins form a complex irregular network, although veining parallel to bedding is relatively common. Hydrothermal fluids have exploited both the fracture system which developed during folding due to competency contrasts between the lithologies, and dilational zones between bedding planes to form saddle reefs. The style of mineralization in the sediments and sills varies, but can be sub-divided into two main types as discussed below:

Sills

•	The mineralized sills are characterised by the presence of pyrite and arsenopyrite. The relative proportion of these sulphides is variable, but is estimated to average approximately 65% pyrite: 35% arsenopyrite;
•	The total abundance of sulphide is also very variable, averaging about 3% of the rock, but locally comprising up to about 30% of a 1 metre sample. There is a positive correlation between grade and sulphide content;

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•	The sulphides occur in a variety of habits: (a) disseminated crystals, (b) stringers, (c) coarsely crystalline veins up to 10 cm in width, but usually 1 to 3 cm across, and often with intergrown quartz, and (d) irregular massive patches.

Sediments

•	The sediments contain the same sulphides in similar proportions, but the quantity of sulphides in the sediments is generally lower;
•	The disseminated sulphides in the sediments are generally finer grained and are more common in the relatively porous siltstone units;
•	The sulphide veins in the sediments generally contain more quartz, either intergrown with the pyrite and arsenopyrite, or forming borders to the veins.

In the oxidised zone, the veins in both the porphyry and sediments have weathered to limonite-silica intergrowths. This limonite-silica veining is a common feature of the mineralization in outcrop. Limonite-filled boxworks, and irregular limonite patches and coated vugs have formed due to oxidation of the disseminated sulphides and patches.

Hydrothermal alteration associated with the gold mineralization has formed three broad assemblages:

•	Proximal alteration in the sills (feldspar porphyry): albite, dolomite, pyrite, arsenopyrite, gold;
•	Proximal alteration in the sediments: albite, quartz, pyrite, arsenopyrite, gold;
•	Distal alteration in the sills (mafic porphyry): chlorite, calcite.

Drilling

February 2006 to May 2008

The aim of this initial drilling at Twangiza was to convert the inferred mineral resources into indicated and measured categories. A total of 17,037.34 metres of diamond drilling involving 71 holes were completed between February and December 2006.

In January 2007, a major drilling campaign commenced with the aim of converting the remaining inferred mineral resources at Twangiza Main into the indicated and measured categories and to identify additional inferred mineral resources particularly at Twangiza North. At the end of May 2007, 100 diamond drill holes totalling 23,873.12 metres of PQ, HQ and NQ had been completed. Drilling tested the 800 metre long zone of mineralisation within the hinge of the Twangiza Anticline, in addition to the Twangiza North soil geochemical anomalies. A total of 61 resource holes were drilled at 40 metre centres to infill the holes drilled in 1997/98 with the objective of upgrading the inferred mineral resources to the higher confidence measured and indicated resources. In addition, 39 exploration holes were drilled to test the Twangiza North geochemical anomaly. Four drill rigs were deployed at the Twangiza property, with two additional rigs mobilized in 2008.

The remainder of the programme between May 2007 and May 2008 consisted of a total of 24,231.3 metres of PQ, HQ and NQ diamond drilling involving 116 holes. The focus of the drilling was to infill the drilling grids and potential resources within the Twangiza North area of the deposit. Ninety Eight (98) holes were drilled at 40 metre centres to infill the holes drilled in 2006 and early 2007 in the Twangiza North deposit and 18 holes were drilled in Twangiza Main.

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An A-Star 350 B3 helicopter (owned and operated by Savannah Helicopters) was used for the moving of drills, materials and personnel between the drill site and the exploration camp. The diamond drilling was performed by Geosearch International Limited of South Africa utilizing four portable CS1000 and two Longyear 38 drill rigs with a maximum depth capability of 600 metres. All drill hole collars were surveyed with RTK GPS equipment. Drill hole collar azimuths and inclinations were established at surface by using hand held compasses. Down-hole surveying of drill holes utilized a Reflex Single Shot or Flexit instrument, which measures both azimuth and inclination of the hole. All drill core was orientated. Orientation was carried out by the "Spear" method or the Ezy Mark system. The majority of the drill holes have been drilled to the east on an azimuth of between 70 - 80°, and at inclinations of between 50 – 55°. A portion of the programme has been drilled in the opposite direction on an azimuth of 260° to improve the definition of the 3D wireframes.

May 2008 to November 2008

One hundred and two (102) diamond drill holes totalling 21,952.26 metres of PQ, HQ and NQ was completed between May 2008 and November 2008. Drilling tested the mineralised interpretation at depth with the aim of increasing both confidence and grade in the previous estimates, particularly in Twangiza Main. Resource holes were drilled on 40 metre centres to infill the holes drilled during previous campaigns with the objective of upgrading the inferred mineral resources to the higher confidence measured and indicated mineral resources and improving the estimation at depth. The same drilling procedures were used in terms of rig set-up and rig movement as in the previous drilling campaign.

The majority of the holes in the program were drilled to the east on an azimuth of between 70 - 80° at dips of between 50 – 55°. A portion of the program was drilled in the opposite direction on an azimuth of 260° to improve the definition of the 3D wireframes.

2009 to 2012

See the disclosure above under “Twangiza – Exploration - Twangiza Exploration Program - 2009 to 2012”.

Sampling and Analysis

Reference is made to sections 11, 12 and 13 of the Twangiza Technical Report (which sections are entitled “Sampling Method and Approach”, “Sample Preparation, Analyses and Security” and “Data Verification” respectively) for information in respect of sampling and analysis at Twangiza. Sections 11, 12 and 13 of the Twangiza Technical Report are incorporated by reference into, and form part of, this AIF. A copy of the Twangiza Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Security of Samples

Reference is made to sections 11 and 12 of the Twangiza Technical Report (which sections are entitled “Sampling Method and Approach” and “Sample Preparation, Analyses and Security” respectively) for information in respect of security of samples at Twangiza. Sections 11 and 12 of the Twangiza Technical Report are incorporated by reference into, and form part of, this AIF. A copy of the Twangiza Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

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Mineral Resource and Mineral Reserve Estimates

In a press release dated January 31, 2013, the Company announced updated mineral resource estimates and mineral reserve estimates for the Twangiza property, which are set out in the following tables:

Mineral Resources (effective date: December 31, 2012)

	Tonnes	Grade	Gold
Category	(Mt)	(g/t Au)	(Moz)
Twangiza (Oxide)
Measured	9.51	2.39	0.73
Indicated	16.38	1.61	0.85
Measured & Indicated	25.89	1.90	1.58
Inferred	4.66	0.85	0.13
Twangiza (Transition & Fresh)
Measured	6.29	2.21	0.45
Indicated	134.24	1.29	5.56
Measured & Indicated	140.53	1.33	6.01
Inferred	21.21	1.09	0.74

Note: The above estimates use a 0.4 g/t Au cut-off grade.

Cautionary Statements

Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. U.S. investors should read the "Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates" above concerning the difference between "resources" and "reserves".

Mineral Reserves (effective date: December 31, 2012)

	Tonnes	Grade	Gold
Category	(Mt)	(g/t Au)	(Moz)
Twangiza (Oxide)
Proven	9.98	2.36	0.76
Probable	15.60	1.56	0.78
Total Proven & Probable	25.58	1.87	1.54

Note: Rounding of numbers may result in computational discrepancies. Mineral reserves are included in the mineral resources.

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The current open pit mineral reserves for Twangiza were estimated using a weighted average breakeven grade of 0.54 g/t Au at a gold price of US$1,500 per ounce (2011: US$1,200 per ounce). Margin dilution and ore loss were included into the estimation of mineral reserves. Twangiza stockpile reserves were calculated at a cut-off grade of 0.75 g/t Au.

Mining Operations

Effective September 1, 2012, commercial production was declared at the Twangiza gold mine. As a result of excessive vibration encountered with the Mill 1 motor and due to CIL tank residence times being lower than ideal, plant throughputs and recoveries remained below design capacity for the eight month period ended August 31, 2012. However, once Mill 1 was brought back into service, and the primary, secondary and tertiary crushing circuits were re-commissioned, throughputs in excess of design were observed, although recoveries remained below design due to deficient CIL tank capacity. At the same time, good recoveries were attained during periods of low throughput, which confirms management’s decision to increase CIL tank capacity as part of the plant upgrade exercise currently underway. Furthermore, overall plant performance was affected by a shortage of critical spares inventory for major circuit components, including the existing primary, secondary, and tertiary crushers, as well as the scrubber. Countering this, a major exercise of establishing adequate critical spares inventory is underway, and considerable funds have been budgeted during 2013 to address this.

TWANGIZA MINE	Q4 2012	Q3 2012[1]	YTD 2012[2]	Pre-commercial production
				(Jan. to Aug.2012)
Gold sales (oz)	19,840	5,123	24,963	41,567
Gold produced (oz)	19,750	5,435	25,185	44,502
Ore mined (t)	878,020	133,694	1,011,714	2,003,212
Ore milled (t)	252,220	92,200	344,420	629,879
Waste mined (t)	421,081	53,063	474,144	660,845
Head grade (g/t)	2.95	2.29	2.79	2.79
Strip ratio (t:t)[3]	1.14	0.44	0.97	0.70
Recovery (%)	82.4	81.9	82.1	81.4
Cash cost per ounce ($US/oz)[4]	836	1,022	887

(1) One month production. Commercial production commenced on Sepember 1, 2012.

(2) YTD figures from September 1, 2012 (date of commercial production).

(3) Strip ratio is calculated as waste divided by ore mined.

(4) Cash cost per ounce is a non-GAAP measure. Refer to non-GAAP measures section of the MD&A for additional information.

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Mining

The ore body at Twangiza is free digging. Mining is conventional open pit mining with no blasting taking place. The Twangiza mine processing plant consists of a crushing, milling and Carbon in Leach (CIL) process.

A total of 3,014,926 tonnes of material were mined during the year ended December 31, 2012. Total ore mined was 1,731,329 tonnes, which was below management’s forecast for the year. Lower than forecast pit production was mainly due to lack of equipment availability, as a result of inadequate spares availability – now being addressed as described above – and as a result of the impact of high rainfall. The experience gained during 2012 of the impact of weather conditions has been countered by the sheeting of primary haul routes with crushed rock of suitable characteristics, and advantage will be taken during the 2013 short dry season to further improve the quality of haul roads throughout the operation. The stripping ratio for the period was 0.79 against a forecasted ratio of 0.40. This was a function of adjustments to the mining plan in order to optimize grades delivered to the mill during periods of low throughput.

Processing and Engineering

For the year ended December 31, 2012, mill throughputs were 75% of the 1.3Mtpa design capacity, although, following the return to service of Mill 1, average mill throughput from September through to December improved to 77.6% of design capacity. However, throughputs comfortably in excess of nameplate capacity of 1.3Mtpa were observed, particularly following the recommissioning of the primary, secondary and tertiary crushers. All of these crushers will be replaced as part of the plant upgrade exercise currently underway. Recoveries during the year were at an average of 81.7% and a total of 69,687 ounces of gold were produced, which was below management’s target for the year. However, recoveries of 90% were periodically observed and the intent will be to approximate these recoveries when throughputs are increased to 1.7Mtpa and beyond as a result of improved residence times following the installation of additional tank capacity.

Twangiza Plant Optimization and Expansion

During the fourth quarter of 2012, work towards upgrading the metallurgical plant commenced with the goal of improving plant availability, increasing plant throughput, and improving recoveries to approximately 90%. This will essentially entail replacing the existing primary, secondary and tertiary crushers, the building of four new CIL tanks to increase residence time, as well as the upgrading of inter-tank screens and piping, and the construction of a second elution circuit and gold room, all of which are expected to be completed by Q4 2013. It is currently estimated that the capital cost of this plant improvement will be approximately US$12 million in 2013, which is expected to improve plant capacity to 1.7Mtpa.

General

Under the Mining Convention, income taxes are not payable by Twangiza Mining SARL for a period of 10 years. An administrative tax of 5% for the importation of plant, machinery and consumables is payable by Twangiza Mining SARL, as is a royalty of 1% on gold revenues and, after return of capital, a 4% community net profits tax.

Twangiza Exploration Program for 2013

Following exploration work previously conducted on the regional prospects, a follow-up work program for 2013 has been outlined to cover Ntula, Luntukulu, Mufwa and Kabare. It is believed that these areas could possibly host significant gold mineralization to add to the Twangiza resource base.

On the Ntula prospect, based on recent exploration works, two broad mineralized zones have been identified: the Ntula Workings and the extension of the 1 kilometre northsouth open-ended mineralized zone of the Ntula Workings East Zone. A trenching and diamond drilling program have been planned to fully ascertain the gold mineralization of these areas.

Trenching will be continued at the Mugugwa and Itara Workings, and follow up work aimed at testing the strike extension of the mineralized zone intersected by the previous trenching program. Depending on the results of the stream sediment program, soil geochemistry will be conducted on identified targets within the Ntula-Mufwa corridor followed by trenching and auger drilling to test the near surface gold mineralization in the soil anomalous zones.

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On the Luntukulu prospect, the 2012 exploration activities identified a 240 x 50 metre bedrock mineralisation within the Namadava Workings. A drilling program will be necessary to test the depth potential of the mineralised zone. The results of the 2012 exploration activities (chip/channel sampling) at the Colline1 Workings delineated a 150 x 100 metre mineralized zone. A drilling program has been planned to test the down dip extension of this mineralization.

A soil geochemistry program will be carried out as a follow up to the encouraging rock chip, channel and stream sediment sampling results of the Luntukulu prospect. Auger drilling will be conducted in deep regolith covered areas and a trenching program aimed at testing the near surface gold mineralization within soil anomalous zones is to be carried out.

.

Depending on the security situation at Mufwa, a follow up program will be carried undertaken. This will include soil geochemistry to cover the east and west opened ended anomalies, adit sampling and diamond drilling to test the bedrock mineralization potential of the area.

Regional exploration activities are planned to be carried out in the Kabare area to follow up on U-Th geophysical anomalies. This will include drainage sampling and mapping followed by soil sampling and auger drilling.

3.3.2	Namoya

Certain of the following disclosure relating to the Company’s Namoya gold project is derived from the technical report (the "Namoya Technical Report") dated January 24, 2012 and entitled "National Instrument 43-101 Independent Technical Report on the Namoya Gold Project, Maniema Province, Democratic Republic of the Congo" prepared for Banro by Venmyn Rand (Pty) Ltd. A copy of the Namoya Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Property Description and Location

The Namoya project is located in the Maniema Province of the DRC, in a remote area approximately 195 kilometres west of Lake Tanganyika, near the provincial border of the South Kivu Province. The project is located far from business districts and built up areas and is therefore situated a considerable distance away from the major road and rail networks and the power grid. Kinshasa, the capital city of DRC, is 1,355 kilometres west of the prospect, while business districts of Bukavu (South Kivu, DRC), Bujumbura (Burundi) and Kigali are located more than 200 kilometres to the northeast of the property.

The project consists of one exploitation permit (No.18), which occupies an area of 174 km2. See Figure 2 below. Namoya Mining SARL, a wholly-owned subsidiary of Banro, holds the said exploitation permit, which entitles Namoya Mining SARL to carry out exploration, development, construction and mining on the property. The said exploitation permit expires July 4, 2016, subject to renewal for consecutive 15 year periods. According to DRC law, the surface rights and the mineral rights pertaining to one property are not separated. Therefore, Namoya Mining SARL has access to both the surface and mineral rights to the Namoya project under its exploitation permit.

Historical mining activities and continuing artisanal mining are areas of environmental concern. Artisanal miners use the local streams to wash alluvial gravels and crushed ore, while mercury is used in some cases to extract the gold.

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Figure 2

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Namoya area can be divided into two main topographic domains, namely the broad flat flood plains to the south of Namoya village, and the mountainous domain to the north. The plains lie between 800 metres and 900 metres above mean sea level. The summit of Mount Mwendamboko to the north peaks at approximately 1,300 metres above mean sea level. The northern region is cut by deep valleys with a well-formed drainage system made up of a dense dendritic network of short streams, less than 10 kilometres in length. The rivers are generally narrow and shallow with many rapids along their course.

Prior to the development of the mine at Namoya, road access to the Namoya area was very difficult with limited four-wheel drive access via Samba, Kampene and Itula. A network of paths in the vicinity of the known deposits had been opened up to provide access by foot, motorbike and limited access via 4 x 4 vehicles. See “Namoya Mine Development” below for a summary of the status of road construction activities related to the construction of the Namoya mine. The Namoya site can also be accessed via a small dirt airstrip approximately 1,000 metres long, which provides access for personnel and equipment.

There are a number of small villages inhabited by artisanal miners in proximity to the property, notably the village of Namoya to the south of the known deposits. The village of Kama lies 4 kilometres southwest of the project area.

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The climate in the eastern DRC is tropical. It is hot and humid in the equatorial river basin and cooler and wetter in the eastern highlands. The wet season takes place in April to October and the dry season from December to February north of the equator. South of the equator the wet season is from November to March and the dry season from April to October. The climate allows for exploration and mining activities all year round. Mining is more challenging during the wet season, as roads become muddy and slippery, pits are rapidly filled by water and field mapping becomes extremely difficult.

The land around the Namoya project is mainly equatorial rain forest, with very tall trees and grass. The plains south of the village of Namoya consist of equatorial forest interspersed with savannah and agricultural land, while the mountainous northern region is covered by extensive equatorial forest.

There are several rivers which can provide water. It is from one of these rivers (Kibiswa River) six kilometres away that the accommodation facility obtains drinking water. There is no grid supply of electricity in the area. Power at the camp is supplied by generators and solar panels. The towns of Namoya and Kama are potential sources of a workforce. Many of the streams and rivers draining these hills are being mined and used for washing ore, and an area of processed washings in the valley next to Mwendamboko village exists. The flatter ground to the south of the hills would provide ample tailings storage capacity for full scale operation. The historical process plant site houses abundant steel frames, agitator and leach tanks.

See “Namoya Mine Development” below for a summary of the status of mine construction activities at Namoya.

History

See item 2 of this AIF (“General Development of the Business”) for ownership history information with respect to the Namoya property.

Historical Exploration

Exploration activities in the Namoya area can be divided into pre-2004 and post-2004 activities. All pre-2004 exploration and assay information for the area was conducted by the Compagnie Zairoise d’Enterprises Minières (“Cobelmin”). The historical exploration data includes:

—	10,820 prospecting samples from 1,237 pits over an area of 4.5 km2;
—	519 samples from 12 trenches totalling 519 metres;
—	10,144 samples from 103 adits and crosscuts totalling 8,530 metres;
—	6,462 samples from 112 diamond drill holes totalling some 9,540 metres; and
—	2,751 samples from four bench levels in the Mwendamboko open pit.

Cobelmin ceased operations in 1961 due to civil unrest, and no further work appears to have been conducted in the area prior to 2004. Artisanal miners continue to work in the area.

Historical Mineral Production

Alluvial gold deposits were discovered at Namoya in 1930 and mined between 1931 and 1947. Primary gold was also discovered during this period and mining commenced on the Filon B deposit in 1947 by MGL. Filon B has been extensively mined and has been the main target for artisanal mining since the closure in 1961 due to civil unrest. Underground mining conducted at Filon B between 1947 and 1955 is believed to have produced between 5,000tpa and 6,000tpa. The mill feed at the beginning of this period is reported as 65g/t Au from tailings, to 25g/t Au towards the end of the period. Between 1947 and 1955, an average gold recovery from the Filon B ore was 34g/t Au. The gravity plant was unable to deal with the sulphide mineralization, and tailings of up to 7g/t Au were stockpiled. The workings at Mwendamboko justified the construction of a 10,000tpm capacity processing plant, which was commissioned in 1955. Production from the Mwendamboko open pit took place between 1955 and 1960, producing 800 to 1,000 kg of gold per year. The material extracted from the open pit at Mwendamboko has been calculated to be 318,230 m3.

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Geological Setting and Mineralization

Reference is made to sections 6.1 and 6.2 of the Namoya Technical Report (which sections are entitled “Regional Geology” and “Local Geology” respectively) for information in respect of regional and local geology. Sections 6.1 and 6.2 of the Namoya Technical Report are incorporated by reference into, and form part of, this AIF. A copy of the Namoya Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Property Geology and Mineralisation

Namoya consists of five separate prospects namely Mwendamboko, Muviringu, Kakula Main, Namoya Summit and Filon B. Furthermore, Banro is still investigating the occurrence of gold in Seketi, Kakula West and Filon B Extension prospects. A brief geological and mineralisation overview of each prospect is provided below.

Mwendamboko

The main lithologies of the Mwendamboko and Muviringu deposits are Proterozoic in age, and have undergone low grade (lower greenschist facies) metamorphism. These consist of conglomerates, schists of varying compositions, and darker green bands of metadolerite. These units are generally steeply dipping towards the northeast and have a general northwest-southeast strike. The mineralized quartz veins are sub-vertical with numerous pinch and swell features. These ‘stockworks’ dip steeply to the northeast, while the schistosity is sub vertical. At Mwendamboko and the northeastern part of Muviringu, the ‘stockwork’ zones are parallel to schistosity and strike northwest-southeast and have a sub-vertical dip. At Muviringu, the ‘stockwork’ zones transect regional fabric with a northwest orientation and a steep sub-vertical dip to the southwest.

The width of the mineralized veins varies from less than a metre to more than 20 metre in places and they occur in lenticular folds, which become compressed at depth and are displaced both vertically and horizontally. Some tourmalinisation is associated with the quartz veins in the upper levels and arsenopyrite is the dominant sulphide present in minor quantities. There are numerous untested areas, both within the main mineralized zone and at depth. However, it is possible and feasible to extrapolate some of these untested areas from adjoining cross-sections to create a more realistic picture of the mineralized zone. Geological information in the top 200 metres of the deposit is quite detailed but very little exploration was conducted below the 1068 level adits.

Muviringu

The local geology at Muviringu is identical to Mwendamboko as described above.

Kakula

The Kakula deposit is situated approximately 750 metres southeast along strike from the Mwendamboko deposit and is roughly in the centre of the currently delineated northwest-southeast trending mineralized zone. Kakula is particularly noteworthy, as the mineralized zone is discordant to the regional fabric as opposed to being concordant at Mwendamboko. The geological information that is available for Kakula reflects similar lithologies and mineralization to those seen at Mwendamboko. It is primarily composed of interbedded grey talcose schists and green chlorite schists striking approximately north-northwest and dipping northeast. The mineralization is hosted in a series of quartz veins and ‘stockworks’, with an approximate angle of 080° and dip sub-vertically to the northwest. The overall gold grade at Kakula appears to be lower than at Mwendamboko.

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Filon B and Namoya Summit

The Namoya Summit and Filon B deposits are located at the southeastern end of the known mineralization trend in the Namoya property. Filon B is situated approximately 150 metres southwest of Namoya Summit. The geology at Namoya Summit and Filon B is characterised by low-grade metamorphic rocks striking northwestsoutheast and dipping steeply to the northeast. Gold mineralization consists of two quartz vein ‘stockworks’ trending northwest, subparallel to the schistosity. Mineralization at Filon B is hosted in a 330 metre long series of quartz veins that crosscut the regional schistosity, striking 060º - 075º with a subvertical dip.

The Filon B mineralized vein system appears to run against the trend of the other deposits, trending approximately east-west. It was originally believed to have been a ‘stockwork’ deposit compressed, due to regional tectonics, into a series of robust quartz veins. It was extremely high grade, often exceeding 1,000 g/t Au. Due to its high grades and relative ease of access, Filon B has been extensively mined and has been the main target for artisanal mining since the closure in 1961. Therefore, it can be safely assumed that little or none of the main mineralized body remains in the top 100/150 metres from surface where sample data exists. Dip and strike extensions of this vein system have yet to be fully tested, as has the existence of other similarly trending bodies noted to exist nearby.

Deposit Types

The Namoya project, even though segmented into separate prospects, boasts one type of gold mineralisation style. The following deposit characteristics have been noted:

•	gold mineralisation hosted within quartz veins and quartz stockworks, striking in a NWSE direction;

•	prevalence of tourmaline crystals within the quartz veins;

•	deformation structures within the quartz veins, resulting in irregular sheets, nested vein sets, ladder veins and micro-veinlets, characteristic of shearing;

•	no granitic intrusions in the immediate area of the Namoya orebody (as a possible source of tourmaline); and

•	sericite/chlorite schists, sometimes with carbonates, indicative of a magmatic and hydrothermal processes.

The deposit characteristics are typical of the intrusion-related, tungsten/tin-associated type. This class of magmatic-hydrothermal deposits occurs within magmatic provinces best known for tungsten and/or tin mineralisation. This type of deposit contains a metal suite that includes some combination of bismuth, tungsten, arsenic, tin, molybdenum, tellurium and antimony and contrasts with that found in more widely developed gold-rich porphyry copper deposits. They are located specifically on cratonic margins, or within continental collision settings and are related to felsic domes, stocks and plutons of intermediate oxidation state (both magnetite and ilmenite series). Intrusion related gold deposits occur in a number of forms, including:

•	sheeted quartz veins and veinlets;
•	flat quartz veins;

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•	quartz breccias and stockworks;
•	disseminated greisens; and
•	dyke/sill hosted veinlets.

The mineralisation may occur within the intrusive body itself, and/or more distally (1-3 kilometres) from the intrusion.

Exploration (including Drilling)

Banro has carried out extensive exploration at Namoya since 2004, which commenced by regional investigations, including Landsat imagery interpretation, regional mapping and soil sampling. Advanced exploration entailed adit and trench resampling, twinning of historical drillholes and drilling of new exploration holes. Reference is made to sections 8 and 9 of the Namoya Technical Report (which sections are entitled “Exploration” and “Drilling” respectively) for information in respect of exploration, including drilling, carried out by the Company at Namoya from 2004 to the end of 2011. Sections 8 and 9 of the Namoya Technical Report are incorporated by reference into, and form part of, this AIF. A copy of the Namoya Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Namoya 2012 Exploration Program

The 2012 exploration works at Namoya were mainly focused on diamond drilling and limited trenching programs. The diamond drilling program mainly focused on the resource infill drilling at Kakula and Muviringu prospects, exploration drilling on Seketi, Kangurube, Namoya Summit Extension, Filon B, and Namoya Summit-Filon B areas/prospects targeting shallow mineralization for oxide resources, and exploration drilling at Namoya Summit prospect to target deep mineralization for underground resources.

The 2012 Namoya development works included diamond drilling, which was done in the Kibiswa area targeting the relatively fresh dolerite body that was tested and verified to be suitable for construction aggregates. The drilling was done in three phases. The Phase I drilling involved completion of three diamond drill holes totaling 183.15 metres aimed to determine if the dolerite body has sufficient depth extent. The data on the vertical extent of the body was to be used in conjunction with the areal extent (determined by auger drilling) to estimate the volume of material available for production of construction aggregates. The Phase II drilling involved the use of a Reverse Circulation rig to complete 462 blast holes totaling 2,450 metres. Phase III drilling involved the use of a reverse circulation rig to complete 11 reverse circulation holes totaling 485 metres to determine if the dolerite body extends further north of the dolerite exposure to an area that was considered more favourable for establishing the aggregates quarry.

From Q2 2012, diamond drilling for geotechnical site investigations was done on the proposed heap leach pads, tailings management facility (TMF) and plant site. Selective auger drilling and pitting programs were done on the heap leach and TMF sites. During Q2 2012, a pitting program was done at the Matete site proposed for the relocation of artisanal miners from the Namoya mine foot print. During Q3 and Q4 2012, a reverse circulation sterilization drilling program was conducted on the proposed heap leach pad and the waste rock dump during which 66 holes totaling 4,123 metres were completed.

The objectives of the 2012 trenching program were two-fold, firstly, to test the continuity to surface of mineralized zones previously intersected by drill holes on the Muviringu, Namoya Summit Extension, and Kakula, and secondly, to infill the previous trenching programs at Seketi, Mwendamboko, and Kakula-Namoya Summit with the aim of more accurately delineating the zones of mineralization to facilitate planning of drill holes.

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Sampling and Analysis

Reference is made to sections 10 and 11 of the Namoya Technical Report (which sections are entitled “Sample Preparation, Analyses and Security” and “Data Verification” respectively) for information in respect of sampling and analysis at Namoya. Sections 10 and 11 of the Namoya Technical Report are incorporated by reference into, and form part of, this AIF. A copy of the Namoya Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Security of Samples

Reference is made to section 10 the Namoya Technical Report (which section is entitled “Sample Preparation, Analyses and Security”) for information in respect of security of samples at Namoya. Section 10 of the Namoya Technical Report is incorporated by reference into, and forms part of, this AIF. A copy of the Namoya Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Mineral Resource Estimates

In a press release dated January 31, 2013, the Company announced updated mineral resource estimates for the Namoya project, which are set out in the following table (the effective date of these estimates is: December 31, 2012):

	Tonnes	Grade	Gold
Category	(Mt)	(g/t Au)	(Moz)
Measured	24.58	1.96	1.55
Indicated	6.36	1.52	0.31
Measured and Indicated	30.94	1.87	1.86
Inferred	6.64	1.59	0.34

Below are the key assumptions, parameters and methods used to estimate the Namoya mineral resources:

•	wireframing was restricted to borehole intersections above a 0.4 g/t Au cut-off grade;
•	gold grades have been determined using Ordinary Kriging interpolation into a 3-Dimensional block model constrained by mineralization wireframes;
•	the mineralization models were constrained within the wireframe with primary block dimensions of 20 metres N-S (along strike), 20 metres E-W (across strike) and 10 metres in the vertical direction;
•	estimation used dynamic anistotropy;
•	Datamine Studio 3TM was the modelling package; and
•	at all times, the relationship between geology and preliminary mining and economic factors was taken into account.

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags and sent to the Company's sample preparation facility in Bukavu, DRC. The core samples were then crushed down to minus 2 mm, and split with half of the sample pulverised down to 90% passing 75 microns. Approximately 150 grams of the pulverised sample was then shipped to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania where the samples were analysed for gold by fire assay using a 50 gram charge. As part of the Company's QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches.

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Drill core samples were respectively taken from Namoya to determine relative density measurements for the various deposits and the oxide, transitional and fresh rock components.

There are currently no mineral reserve estimates for the Namoya project.

Cautionary Statements

Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. U.S. investors should read the "Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates" above concerning the difference between "resources" and "reserves".

Exploration and Development

Namoya Gold Mine under Construction

The Company is currently developing an open-pit heap leach gold mine at Namoya with anticipated average annual production of 124,000 ounces of gold over a seven year mine life. Owner-operated mining is planned to be carried out at Namoya. Pre-construction activities at Namoya began in the fourth quarter of 2011, followed by full mobilization of construction and development activities during 2012. Commissioning of the Namoya gold mine is planned to be completed during the fourth quarter of 2013. The payback period of initial capital is estimated to be 14 months.

Development at the Namoya project includes basic mine infrastructure such as offices, maintenance facilities, accommodation facilities and maintenance workshops. The project is also equipped with road, power (diesel) and water infrastructure which the Company has constructed as none of this infrastructure existed before the project commenced. The Namoya mine EPCM contractor, MDM Engineering, is currently involved in carrying out plant design, design, procurement and construction.

Conventional open pit, shovel-truck methods will be used for mining with two Hitachi 670 excavators or equivalent with a combined dig rate of 1,104 tonnes/hour and Bell B40D dump trucks with a bucket capacity of 18 cubic meters and a fleet size of eight to productivity of 138 tonnes/hour per truck. Main mining functions of the operation will be carried out in-house by the Namoya Mining SARL mining team, contractor only being used for selected aspects if, and when required. Planned mining activities are based on owner mined open pit operations comprising:

Load and Haul

•	Clearing and pre-strip including top soil removal and management
•	Construction of access and haul roads
•	Excavate
•	Loading
•	Hauling
•	Dumping

Grade Control Drilling

•	In-pit grade control (GC) drilling and sampling providing a high quality sample with increased levels of efficiency and accuracy

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Drilling and Blasting

•	Production drilling and blasting
•	Wall control blasting

Ancillary

•	ROM pad management and crusher feed
•	Waste dump management including rehabilitation
•	Dust suppression
•	Pit dewatering

Previous metallurgical test work on the oxide and transitional material of the Namoya deposit, including recovery and communition studies, was completed by SGS Lakefield in Johannesburg. In addition to previous heap leach test work undertaken by Kappes Cassiday, new test work on a gravity heap leach plant design by SGS Lakefield has established metallurgical recoveries averaging 88% for oxide, 84% for transition and 80% for fresh material.

The gold processing plant at Namoya is planned to have nameplate capacity of 2.0 Mtpa of ore treated, consisting of a hybrid heap leach design which incorporates a heap leach plant together with a gravity recovery circuit and a CIL plant. The processing plant is planned to operate 365 days per year at a processing rate of 400 tonnes per operating hour. The overall plant operating time per year is based on an overall crusher utilization of 62% due to the high rainfall experienced in the area. The ore to be processed will be predominantly free milling oxide ore at an average feed grade of 2.5 g/t being sourced from three different mining locations, namely Mwendamboko, Kakula and Namoya Summit. The plant will be comprised of the following processing steps

•	primary crushing
•	scrubbing
•	secondary and tertiary crushing
•	gravity recovery
o	high grade concentrate recovery
•	heap leach
o	stacking
o	leaching
o	CIS
•	CIL
o	thickening
o	leaching
o	detox
o	tailings disposal
•	elution
•	electrowinning
•	gold smelting

The mine site terrain at Namoya is well suited for a heap leach facility with the gentle slopes favourable for the location of leach pads and ponds, away from the small range of hills that contain the four pits. The total installed power for the mine is estimated at 4.75 MW and will be provided by diesel generators.

Seasonal rainfall continues to play a role in logistics deliverables. Roads are constructed and maintained and movement schedules are adapted to suit weather conditions to protect vehicles and equipment.

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Under the Mining Convention, income taxes will not be payable by Namoya Mining SARL for a period of 10 years. An administrative tax of 5% for the importation of plant, machinery and consumables is payable by Namoya Mining SARL, as is a royalty of 1% on gold revenues and, after return of capital, a 4% community net profits tax.

The following summarizes key Namoya mine construction achievements in 2012 and the 2013 outlook:

•	Mechanical & Other Equipment

Orders for all long lead mechanical equipment were placed and sea freighting commenced. All earthmoving equipment was delivered to site along with a 120 ton lattice boom crane during the fourth quarter of 2012. Baraka and Kavumu transit facilities were fully upgraded to better facilitate the inflow of equipment and materials.

•	Resettlement

Four local construction companies were mobilised for resettlement construction. Resettlement housing construction began and is 75% complete with 72 houses of a total of 207 houses completed thus far. The remaining houses are in various stages of completion. The first 17 households have been resettled into their new houses. Water has been made available to the resettlement area, with installation of supply pipes from the Kibiswa River completed during the last two weeks of 2012. The resettlement process is expected to be completed by the end of the second quarter of 2013.

•	Access Roads

The main access road to Namoya from Uvira, which spans 420 kilometres in length, is 92% complete. The section from Baraka to Namoya is practically complete with the mountain portion opened up and widened. Eight critical bridges have been upgraded and culverts installed during 2012, increasing the logistics capacity of freighting materials and equipment to the Namoya site. Dedicated teams are still deployed on the Uvira-Baraka stretch of the road, which spans 120 kilometres and is expected to be completed during Q2 2013. After this period maintenance work will also be performed on the Baraka-Namoya section, which spans 300 kilometres in length.

•	Accommodation

Accommodation construction is 85% complete. In the operator’s camp, the 5-person houses are completed and occupied by senior staff, while the 12-person dormitory units are 80% complete. The clinic and power supply plant have both been completed and commissioned. Water has been canalised to the operator’s camp from the Kibiswa River, with supply pipes installation completed in the latter part of December 2012. Earthworks on the mine village are 90% complete and construction of the mine village is set to begin in the second quarter of 2013 and be completed by Q3 2013.

•	Metallurgical Plant Engineering Design & Earthworks

The engineering design is 98% complete while the earthworks design has been finalized. Earthworks to the CIL plant site is 97% complete. Earthworks in the areas such as the primary crusher, the conveyor belt, the primary product stockpile, and the crushed product stockpile have been completed with civil works currently in progress. Remaining earthwork areas are limited to backfilling of the process plant area to the final terrace level. Construction drawings for the key plant structures have been completed and issued to site. The heap leach pad and ponds are expected to be completed within Q2 2013 at which time mine pit development will commence.

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•	Plant Construction Materials

Construction aggregate source has been secured, the crusher/washing/screening plant for providing aggregate to the required size as per specification has been installed and fully commissioned and production of aggregate is on-going.

•	Tailings Management Facility (“TMF”)

The construction of the tailings dam access road is 100% complete and bush clearing of the TMF footprint has commenced. The design of the TMF is complete with all geotechnical work and construction drawings. The TMF will consist of an initial 620,000 cubic meters earthwall at a 12 metre height with a storage capacity of 2-years of tailings and is expected to be completed during Q3 2013.

•	Personnel Resourcing

As activity increases in and around the development of the Namoya mine site, the recruitment and training of employees continues in order to maintain steady progress of construction. There are currently 1,997 employees on site and it is expected that at peak construction, which will be in Q3 2013, there will be approximately 2,100 employees to help ensure timely completion of the Namoya mine construction and readiness for commissioning in Q4 2013. The Company intends to continue to train personnel and develop appropriate systems in support of the commissioning date and during the operating phase of the Namoya mine. Recruitment of operational personnel has commenced for the metallurgical plant, mineral resourcing and the various service departments.

Namoya Exploration Program for 2013

In the first half of 2013, exploration work in Namoya is planned to focus on completing sterilization drilling programs on areas intended for mining infrastructure and conducting the first phase (to level 975 RL) of grade control drilling on Mwendamboko. In the second half of 2013, the second phase of grade control drilling (to level 945 RL) is planned to be done. In addition, diamond and/or RC drilling programs to test both the near-surface targets and the depth continuity of the south-easterly plunging shoot of Namoya Summit and Mwendamboko deposits are planned to be completed with the aim of increasing underground mineral resources for the Namoya project. Depending on the availability of resources, a shallow RC drilling program will be conducted to test the continuity of mineralized zones at the Kakula-Namoya Summit, Kangurube West area and Kimbala-Matongo mineralized trend with the aim of increasing the project’s oxide resources.

Highlights of the proposed Namoya project exploration work program for 2013 include the following:

•	the completion of a full feasibility study of the Namoya project by the end of the first half of 2013;
•	the management of trial and operational grade control drilling and modeling to assist the initial mine planning and scheduling;
•	shallow delineation drilling at Fillon B, Namoya Summit-Filon B, Kakula West, Kangurube West and Kakula-Namoya Summit;
•	trenching/auger drilling to test the strike continuity of mineralized zones at Kakula-Namoya Summit, Kakula West and Kangurube West;
•	shallow drilling to test the depth continuity of the narrow but extensive mineralized zones of the Matongo-Kimbala trend;
•	deeper drilling to test the open ended mineralization below the Mwendamboko, Namoya Summit, Muviringu and Filon B deposits; and

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•	continued assistance by the exploration team of the development team in drilling works related to the construction sites investigations.

3.3.3	Lugushwa

The Lugushwa property consists of three exploitation permits covering an area of 641 square kilometres and is located approximately 150 kilometres southwest of the town of Bukavu in the South Kivu Province in the east of the DRC. Banro's wholly-owned DRC subsidiary, Lugushwa Mining SARL, has a 100% interest in the said permits.

Between 1958 and 1996, some 457,000 ounces of gold were reportedly produced from alluvial and primary sources at Lugushwa. The primary gold mineralization identified at Lugushwa is quartz vein hosted, and is either in single high grade veins or in swarms of several parallel veins and pods. At the close of operations in 1996 there remained unexploited resources in the various deposits as well as several primary anomalous targets that had not been fully explored.

The majority of the historical information for Lugushwa relates to surface work (trenching and geochemical pits) comprising 7,378 individual records. Based mainly on this historical database, Banro's independent consultants, SRK, derived an inferred mineral resource estimate for Lugushwa which was reported in the “SRK Technical Report” (as defined in item 3.3.4 of this AIF below) in February 2005.

An exploration camp was established at Lugushwa by Banro in January 2005. Exploration work consisting of gridding, geological mapping, soil, trench and adit sampling continued during 2006, with core drilling commencing in February 2006. A total of 54 core holes totaling 8,332 metres were drilled in 2006. Drilling was focused on prospects G20/21, D18/19, Carriere A and Kimbangu.

In 2007 exploration continued to evaluate the G20/21 and D18/18 prospects at Lugushwa. To achieve this objective, 12,000 meters of core drilling was budgeted for but due to poor performance only 11 core holes totaling 2,493.06 metres were drilled resulting in the termination of the drilling program in May 2007. Regional exploration encompassing LIDAR, aeromagnetic and radiometric surveys over the Lugushwa concessions was also undertaken during the period.

The 2008 exploration focused on the evaluation of the G20/21 and D18/18 prospects. To achieve this objective, 32 holes totaling 5,518.16 meters of core drilling were completed. In total, the Company drilled 97 core holes totaling 16,333.06 metres since the commencement of drilling in 2006. The target generation and ground follow-up exercise that was initiated in 2007 was continued, leading to the definition of new drill targets. Metallurgical testwork on the various ore types (oxide, transitional and sulphide) was initiated, and the results will be incorporated into the preliminary economic assessment planned for 2013.

In 2009, following the downturn in funding as a result of the global economic crisis, exploration focus was restricted to regional low-cost activities involving trenching, rock sampling, auger drilling and geological mapping. Focus was directed on the Kimbangu–Mpongo mineralised trend.

In 2010, exploration activities focused on refining the geological understanding of the Kimbangu–Mpongo mineralised trend to assist with drill targets generation. Low cost exploration techniques involving auger drilling and trenching were applied prior to shallow depth drilling. As a result, better understanding and extensions to known mineralisation at G20-21, D18-19, Carriere A, Mpongo, Kimbangu, and G7-Mapale were delineated. The exploration coverage also involved surface and drainage geological mapping which assisted in the refining of previous deposit and prospect mineralisation models.

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Minimal exploration activities were conducted over the reconnaissance and target generation areas mainly, ground truthing, drainage mapping and interpretation of geophysical data. Reconnaissance targets are Kelekele, Simali, Kilima, G8, Kolo, Bata and Kilunga. Target generation areas on the Lugushwa property include the following; Kabonzo, Miasa, Tunkele, Kinsulya, Zhibo, Minkumbu, Mapale, Kitemba, Shabangonga, Mabondo, G3-Byombi, and River terrace alluvials.

Field work in 2011 was focused on (a) extension of the Lugushwa existing soil grid in its southern and western parts respectively in Minkumbu and Kinsulya areas, (b) auger drilling program to test stream sediment anomalies catchments at Kabonzo-Miasa area and soil anomalies in the Kimbangu-Mpongo belt and (c) diamond drilling program for metallurgical samples and delineation of oxide resource from the 4.5 kilometre long Kimbangu–Mpongo trend. Forty three (43) diamond holes totaling 3,351.96 metres, 243 auger holes totaling 1,811.65 metres, and 17 trenches totaling 327.50 metres were achieved. A total of 20.72 line kilometers were opened and 546 soil samples and 25 rock chips samples were collected during geological surface mapping.

2012 Exploration Program

Field work in 2012 was focused on (a) diamond drilling for oxide resource delineation and (b) target generation using auger drilling and trenching. Regional exploration work conducted during the year involved surface mapping and sampling, stream sediment sampling and channel sampling in the Kamwanga and Kabikokole areas respectively located over the Lugushwa eastern and northwestern geophysical targets. During the year, an orientation IP survey program was conducted over the G7- Mapale area to test the viability of using geophysics in delineating disseminated sulphide zones. At the same time surface mapping concurrent with the trenching/channeling program and rock chip sampling on the G20-21 deposit, Carrière A and G8-Kolo prospects and regolith mapping and sampling in old drill pads were undertaken. Apart from field operations, work also focused on routine data entry, geological modeling, map compilation and Lineament Interpretation based on the regional aeromagnetic data of the Kimbangu-Mpongo mineralized trend and regional structural setting.

At the end of 2012, work statistics were as follows: 57 diamond holes totalling 5,185.25 metres, 489 auger holes totaling 2,698.30 metres and 35 trenches/channels totalling 489.30 metres were achieved. A total of 90 stream samples, 103 rock chips samples and 202 regolith samples were collected during surface geological mapping. A total of 13.60 line kilometres were opened for IP survey work.

Overall, project-wide diamond drilling statistics at the Lugushwa project since year 2005, stood at 24,894.00 metres for 200 diamond drill holes from which a total of 26,464 core samples were collected for gold assaying. Individual prospects and deposits drilling statistics for exploration program are as follows:

•	G20-21 deposit produced 855 core samples from 806.50 metres;
•	D18-19 deposit produced 992 core samples from 927.20 metres;
•	Carriere A prospect produced 2009 core samples from 1856.65 metres;
•	Mpongo prospect produced 523 core samples from 486.70 metres;
•	G7-Mapale prospect produced 225 core samples from 204.60 metres;
•	G8-Kolo prospect produced 206 core samples from 201.70 metres; and
•	Minkumbu prospect produced 701.90 core samples from 701.90 metres.

The comparative diamond drilling production in Lugushwa since 2005 to December 2012 is representing in the figure below.

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In a press release dated January 31, 2013, the Company announced updated mineral resource estimates for the Lugushwa project, which are set out in the following table (the effective date of these estimates is December 31, 2012):

	Tonnes	Grade	Gold
Category	(Mt)	(g/t Au)	(Moz)
Lugushwa (Oxide)
Indicated	17.03	1.32	0.73
Inferred	8.86	1.39	0.40
Lugushwa (Transition & Fresh)
Inferred	107.60	1.34	4.48

There are currently no mineral reserve estimates for the Lugushwa project.

Lugushwa Work Program for 2013

The 2013 exploration work program for Lugushwa is planned to (a) convert inferred oxide ounces to a higher confidence indicated category through infill drilling, (b) follow-up on potential oxide resources within the Kimbangu-Mpongo-Minkumbu trend through shallow delineation drilling, and (c) target generation work through grassroots and follow-up work in the southwestern and northeastern extensions of Lugushwa mineralized trend. The work contemplated in respect of items (a) and (b) is planned to then be the catalyst for a preliminary economic assessment of Lugushwa.

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Lugushwa Technical Report

Venmyn Deloitte prepared a technical report for Banro on the Lugushwa project dated March 15, 2013 and entitled "Independent National Instrument 43-101 Technical Report on the Lugushwa Gold Project, South Kivu Province, Democratic Republic of the Congo" (the "Lugushwa Technical Report"), a copy of which report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov. The Lugushwa Technical Report is incorporated by reference into, and forms part of, this AIF. A reproduction of the summary from the Lugushwa Technical Report is attached to this AIF as Schedule "A".

3.3.4 Kamituga

Previous Exploration and Mining

The Kamituga project is located approximately 100 kilometres south west of the city of Bukavu in the South Kivu Province of the eastern DRC. The Kamituga project is comprised of three exploitation permits, namely PE37, PE39 and PE 40.

Gold was first reported in the Kamituga region from rich alluvial sources in the 1920s. Regional infrastructure was developed from 1930 to 1938, when intense alluvial exploration and exploitation took place. Exploration in the Mobale River was carried out from 1933 to 1935 with exploitation being undertaken from 1937 to 1996. Historical records suggests approximately 850,000 ounces of gold were recovered from the period 1924 to 1960. Mining of the rich quartz reefs started in 1937, with commissioning of a cyanide flotation plant. The principle mining method employed was underground room and pillar, utilizing 50 metre panels and approximately 20% pillars. It is estimated that from 1936 to 1966, more than 804,000 ounces of gold were recovered from the D3-Mobale mine. Limited open pit mining was also undertaken in the Tshanda area, east of the Mobale mine. The mining activities at Kamituga were stopped in 1996 following civil unrest.

Banro commenced exploration work on the Kamituga project in 1998 by reviewing the geology, gold mining and resources using an independent consultant (SRK (UK)).

In the technical report of SRK (UK) (formerly Steffen, Robertson and Kirsten (UK) Ltd.) dated February 2005 and entitled "NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo" (the "SRK Technical Report") (a copy of which report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov), SRK (UK) outlined the following mineral resource estimate for Kamituga, using a 1.0 g/t cut-off grade and based on polygonal methods using historical assay results from underground and surface channel sampling:

Resource Category	Tonnes (Millions)	Grade (Au g/t)	Gold Ounces (Millions)
Inferred	7.26	3.90	0.915

Cautionary Statements: Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. U.S. investors should read the "Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates" above concerning the difference between "resources" and "reserves".

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Section 2 (entitled "Regional Geology") and section 3 (entitled "Kamituga") of the SRK Technical Report are incorporated by reference into, and form part of, this AIF.

There are currently no mineral reserve estimates for the Kamituga project.

From 2005 to 2010, Banro undertook extensive regional exploration of the Kamituga project utilizing airborne geophysics (magnetic and radiometric surveying) and remote sensing (LiDar surveys). Subsequent interpretation of the regional dataset led to the planning of a ground follow-up program, which was launched in February of 2011. The primary focus of the 2011 exploration campaign was to review, verify and ground-truth known mineralised zones within the 5 kilometre-long central Kamituga area. This area consists of 5 known prospects and mining centres which were operational during the SOMINKI period. They include Mobale (including D3, Tobola and Tshanda), G15, G22, Filon 20 and Kalingi. The program comprised of soil geochemistry, geological mapping, auger drilling and trenching. The 2011 exploration work at the Kamituga project included the following:

•	8.64 kilometre by 3.72 kilometre area covered by soil geochemistry;
•	4,867 soil samples collected over the grid;
•	691 auger drill holes representing 3,664 samples collected;
•	133.40 metres of adit sampling completed;
•	3,339.45 metres of trenching representing 3,374 samples completed;
•	530 rock chip samples collected and submitted for Au assaying; and
•	4 RC drill holes completed representing 374 samples.

By using a threshold of 100 ppb gold over the completed grid, the soil geochemistry results received from laboratory outlined 5 significant gold-in-soil anomalies. The anomalies include the following:

•	Mobale (including Tshanda, D3 and Tobola) – 2.00 kilometre long by 1.00 kilometre wide;
•	Kibukila prospect (including Filon 20) – 2.5 kilometre long by 0.30 kilometre wide;
•	G15 prospect – 1.0 kilometre long by 0.20 kilometre wide;
•	G22 prospect – 0.5 kilometre long by 0.30 kilometre wide;
•	Kalingi prospect – 3.0 kilometre long by up to 0.20 kilometre wide zone of spot anomalies.

In addition to the field activities, office work included: detailed review and interpretation of the regional geophysical and remote sensing datasets, aimed at developing a regional geology and mineralisation model. Priority targets outlined from the review include the northwestern part of the Kamituga project where a circular structure was noted from the dataset. This structure is interpreted to represent a refolded fold of competent Paleoproterozoic terrain and has known artisanal workings. Other targets are the southwestern extension of the workings from the current grid coverage and numerous spot anomalies located to the northeast of the current grid.

Exploration Program for 2012

The 2012 exploration activities in the Kamituga project included: gridding, soil sampling, geological mapping, trenching, Auger drilling, RC drilling, diamond drilling and geophysics survey (Induced Polarity (IP) and Pole-Dipole (PDP)). Gridding during the year focused on the extension of the central Kamituga soil grid to the southwest (Kobokobo) and northwest (Manungu) with the aim of generating additional targets. A total of 3,311 soil samples were collected (at a grid spacing of 160 metres x 40 metres) for gold analysis. Using a threshold value of 100 ppb, assay results received from the laboratory highlighted an open ended zone gold-in-soil anomaly at the south-western part of the Kobokobo grid.

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During 2012, and in tandem with the soil sampling program, geological mapping and rock chip sampling were conducted on workings and exposures covering the soil grids, with the aim of understanding the geology, structure and style of mineralization of the area. A total of 24 rock chips samples were collected during this campaign. Some of the rock chips samples returned significant assay results (2.68 g/t Au, 1.65 g/t Au, 1.53 g/t Au, 0.60 g/t Au).

During 2012, no adit works (mapping and sampling) were carried out in the Kamituga area. Assay results for adit MOB-AD2 (Mobale prospect) mapped and sampled in 2011 was received from the laboratory. Significant intersection include 42.00 metres at 1.07g/t Au from 4.00 metres. As a follow-up to the soil geochemistry program, auger drilling was undertaken at the Kibukila, Filon20 and Kobokobo prospects with the aim of delineating bedrock mineralization. 484 auger holes totaling 2,464.65 metres were drilled, and 2,801 samples were collected for gold analysis. Thirty percent (30%) of the assay results returned values ranging between 0.10 g/t Au and 7.04g/t Au.

A trenching, channel sampling and mapping program was conducted at Mobale, Kibukila, Filon20, G15, Kalingi and Kobokobo prospects during 2012. The program was aimed at (a) testing gold-in-soil anomalies, (b) following-up the mineralization resulting from rock chip samples, and (c) testing gold mineralization of exposures showing significant hydrothermal alteration. Forty nine (49) trenches totaling 1,351 metres were excavated from which 1,376 channel samples were collected.

Exploration diamond drilling (DD) was conducted at the Kibukila, Mobale, G22 and Filon 20 prospects while reverse circulation (RC) drilling was conducted at the Kibukila, Mobale and G22 prospects. The drilling was aimed at confirming and following-up the historical data (Mobale, Filon20 and G22 prospects), and to test the down-dip and strike extensions of the intersected anomalies in the trenches/channels and other previously drilled holes within the prospects.

A total of 36 DD holes totaling 4,771.55 metres and 27 RC holes totalling 2,959 metres were drilled during 2012. The samples generated from the above programs were respectively 5,012 and 2,909 for DD and RC drilling.

Details of the results of the Company’s exploration activities in Kamituga during 2012 are included in the press release of the Company dated November 15, 2012 entitled “Banro Provides Exploration Update for Projects in the DRC, Including Significant Drill Intersections at Namoya, Lugushwa and Kamituga”. The said press release is incorporated by reference into, and forms part of, this AIF. A copy of the said press release can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The geology of the Kamituga project comprises of weakly metamorphosed sediments, with metapelite with metasiltstone intercalation, which have been intruded by weakly metamorphosed diorite sills and irregulars pegmatite. Basaltic flow of neogene age overlay the metasediments-intrusive rock package especially to the northeastern, eastern, southeastern and southerly part of the Kamituga project. The metasediments predominantly trend northeast with shallow to moderate dips to the southeast. Several east west trending structures with southerly dips have been documented in the Filon20, D3, Mobale, Kobokobo and G15 prospects.

Results received to date indicate that the gold mineralization at the Kamituga project is hosted largely within, and on the margins of the quartz veins; and locally within the quartz stock-work veining and in the metadiorite with sulfide mineralization. Minor components were also intersected in the strongly and moderate altered metasediments in association with sulphides (pyrite and arsenopyrite). The vein ranges from 0.5 metres to 3 metres thick but there is variation in thickness along strike and down dip.

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DGPS surveying started in April 2012, by establishing 11 control points at the Tukolo camp, Tshanda camp and at different prospects within the Kamituga project. As of year-end, all holes (RC and DD) drilled at different prospect were surveyed. An orientation Induced Polarization (IP) survey at Kibukila and nearby prospects was completed during the year by GEOSPEC, a geophysical company from Botswana. A total of 11 lines covering 13 kilometres with NW-SE orientation lines were analyzed for resistivity and chargeability. The readings were recorded at 25 metre spacing along lines 100 metres apart. The Pole Dipole survey was conducted on 4 lines (Line500, line600, line700 and line1000) that crossed the central Kibukila prospect with the aim of studying the down-dip and strike extension of the best intersected zones during the drilling program, as well as understanding the 3D orientation of the sub surface geology.

Work Program for 2013

The proposed 2013 exploration programs at the Kamituga project have the objective of delineating oxide resources from 4 key exploration prospects: Kibukila, G22, Filon 20 and Kobokobo. In addition, new exploration target generation work will be undertaken in the south west extension of the Kobokobo prospect, north-west circular structure and north-eastern extension of the Kibukila prospect. The exploration program will focus on (a) infill and follow-up drilling on the Kibukila, Kobokobo, G22 and Fillon 20 prospects, and (b) target generation and delineation work in extensions and new targets south-west of Kobokobo, north-east of Kibukila and in the north-western circular structure.

3.3.5	Other Exploration Properties

The Company's wholly-owned DRC subsidiary, Banro Congo Mining SARL, holds 14 exploration permits covering a total of 2,710.91 square kilometres of ground located between and contiguous to the Company's Twangiza, Kamituga and Lugushwa properties and northwest of Namoya. The applications for these permits were originally filed with the Mining Cadastral in the DRC shortly after implementation of the DRC's new Mining Code in June 2003, and were awarded to Banro Congo Mining SARL in March 2007.

No ground field work has been conducted in respect of these properties. Two of the exploration permit areas (located between Kamituga and Lugushwa) were covered by the LiDAR, aeromagnetic and radiometric surveys that were carried out during 2007 as part of the regional program. During 2008, the Company continued its regional program, and covered a further ten of the permit areas with aeromagnetic and radiometric surveys. Target generation was carried out in 2012 with ground follow-up planned for the second quarter of 2013.

The main focus areas for exploration in 2013 will be the Mwenga area covering the ground from Kamituga, Itabi and the western part of the Twangiza concessions, Tunkele area between the Lugushwa and the Kamituga concessions and South of the Minkumbu in Lugushwa.

3.3.6	Qualified Persons

Daniel K. Bansah, the Company’s Vice President, Exploration, and Chris Bawah, the Deputy General Manager at the Company’s Twangiza gold mine, and each of whom is a "qualified person" (as such term is defined in NI 43-101), have reviewed and approved the technical information in this AIF. See item 15.1 of this AIF for the names of the applicable "qualified persons" (as such term is defined in NI 43-101) for the purposes of the technical reports referred to in items 3.3.1 to 3.3.4 of this AIF.

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ITEM 4: DIVIDENDS

Subject to the requirements of the CBCA and the restrictions provided by the covenants given by the Company to Noteholders pursuant to the Company’s debt financing completed in 2012 (see item 5.2 of this AIF (“Notes”) below), there are no restrictions in the Company's articles or by-law that would restrict or prevent the Company from paying dividends or distributions. However, the Company has not paid any dividend or made any other distribution in respect of its outstanding shares and management does not anticipate that the Company will pay dividends or make any other distribution in respect on its shares in the foreseeable future. The Company's board of directors, from time to time, and on the basis of any earnings and the Company's financial requirements or any other relevant factor, will determine the future dividend or distribution policy of the Company with respect to its shares.

ITEM 5: DESCRIPTION OF CAPITAL STRUCTURE

5.1	Authorized Share Capital

The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which 201,882,038 common shares and no preference shares were issued and outstanding as of the date of this AIF.

The following is a summary of the material provisions attaching to the Company’s common shares and preference shares.

Common Shares

The holders of the common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of the shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other shares ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividends as and when declared by the board of directors, out of the assets of the Company properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding-up of the Company.

Preference Shares

The board of directors of the Company may issue the preferences shares at any time and from time to time in one or more series, each series of which shall have the designations, rights, privileges, restrictions and conditions fixed by the directors. The preference shares of each series shall rank on a parity with the preference shares of every other series, and shall be entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in the payment of dividends and the return of capital and the distribution of assets of the Company in the event of the liquidation, dissolution or winding-up of the Company.

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5.2	Notes

In March 2012, the Company closed a brokered private placement debt financing for total gross proceeds of US$175 million (the "Debt Financing"). The Debt Financing involved an offering by the Company of 175,000 units ( the "Units") consisting of US$175,000,000 aggregate principal amount of senior secured notes with an interest rate of 10% and a maturity date of March 1, 2017 (the "Notes") and 8,400,000 warrants (the "Warrants") to purchase an aggregate of 8,400,000 common shares of the Company. Each such Unit consisted of US$1,000 principal amount of Notes and 48 Warrants, with each Warrant entitling the holder to purchase one common share of the Company at a price of US$6.65 for a period of five years from the date of issuance of the Warrant.

The following summarizes the terms of the Notes, and is subject to, and qualified by reference to, the provisions of the "Note Indenture" (as such term is defined in item 14 of this AIF ("Material Contracts")) pursuant to which the Notes were issued. A copy of the Note Indenture has been filed on, and can be obtained from, SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Total Principal Amount of Notes Outstanding:	US$175,000,000
Maturity Date:	March 1, 2017
Interest Rate:	10% per year.
Interest Payment Dates:	March 1 and September 1, commencing September 1, 2012. Interest started accruing from March 2, 2012.
Guarantees:	The Notes are guaranteed (the "Note Guarantees") on a senior basis by the Company’s existing and future subsidiaries, other than certain immaterial subsidiaries.
Security:

The Notes and the Note Guarantees are secured on a second priority basis by liens on (a) all of the existing and after acquired property of the Company, including any and all capital stock the Company holds in its subsidiaries and other investments, (b) all of the existing and after acquired capital stock and other investments held by the Company's subsidiaries, and (c) all of the existing and after acquired property, including accounts receivable, letter of credit rights, inventory, deposit accounts, securities accounts, instruments and chattel paper, general intangibles, records related to any of the foregoing and certain assets related thereto, in each case held by the Company and the Company’s subsidiaries, but excluding any mining assets or other assets in respect of which the Company or the Company’s subsidiaries would be required to obtain approval from any governmental or regulatory authority in the DRC in order to incur liens on such assets, in each case, subject to specified permitted liens and certain exceptions.

Ranking:	The Notes and the Note Guarantees are senior obligations of the Company and the guarantors and:
• rank equally in right of payment with all of the Company’s and the guarantors’ existing and future senior indebtedness;
• rank senior in right of payment to all of the Company’s and the guarantors’ existing and future subordinated indebtedness;
• are secured on a second priority basis by liens on the "Collateral" (as defined in the Note Indenture);

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• are effectively junior to any of the Company’s secured indebtedness that is either secured by assets that are not Collateral or which is secured by a lien senior to or prior to liens securing the Notes to the extent of the value of the assets securing such indebtedness; and
• are structurally subordinated to all of the existing and future liabilities (including trade payables) of each of the Company’s subsidiaries that does not guarantee the Notes.

Optional Redemption:	The Notes are redeemable at the Company’s option, in whole or in part, at any time on or after March 1, 2014, at the redemption prices (expressed as a percentage of principal amount of the Notes to be redeemed) set forth below plus accrued and unpaid interest on the Notes, if any, to the date of redemption, if redeemed during the 12-month period beginning on March 1 of each of the years indicated below:

Year	Percentage
2014	110.0%
2015	105.0%
2016 and thereafter	100.0%

Prior to March 1, 2014, the Company may redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a “make-whole” premium, plus accrued and unpaid interest, if any, to the date of redemption.

At any time prior to March 1, 2014, the Company may also redeem up to 35% of the original principal amount of the Notes with the proceeds of certain equity offerings at a redemption price of 110% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to the date of redemption.

Special Mandatory Redemption:	In the event that (a) properties and assets of the Company and its subsidiaries from which a majority of the Company and its subsidiaries’ consolidated earnings before interest, taxes, depreciation and amortization is derived are seized, confiscated or nationalized by, or become subject to forfeiture to, any governmental, quasi-governmental, military or other similar authority, or any similar action shall have been taken or shall have occurred and the Company receives any compensation as a result of such event by way of settlement, judicial or arbitral award or otherwise, then the Company will be required to redeem all of the Notes at the "Asset Seizure Redemption Price" (as such term is defined in the Note Indenture).

Change of Control Offer:	Upon the occurrence of specific kinds of changes of control, holders of Notes will have the right to cause the Company to repurchase some or all of their Notes at 101% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to the date of purchase.

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Certain Covenants:	The Company issued the Notes under the Note Indenture with Equity Financial Trust Company, as trustee. The Note Indenture, among other things, limits the Company’s ability and the ability of its subsidiaries to:

•       incur additional indebtedness;

•       pay dividends or make other distributions or repurchase or redeem  capital stock;

•       prepay, redeem or repurchase certain debt;

•       make loans and investments;

•       sell assets;

•       incur liens;

•       enter into transactions with affiliates;

•       enter into agreements restricting the Company’s subsidiaries’ ability to pay dividends; and

•       consolidate, amalgamate, merge or sell all or substantially all of the Company’s assets.

These covenants are subject to a number of exceptions and qualifications as set forth in the Note Indenture.

5.3	Warrants

The Company issued 8,400,000 Warrants pursuant to the Debt Financing. The following summarizes the terms of such Warrants, and is subject to, and qualified by reference to, the provisions of the "Warrant Indenture" (as such term is defined in item 14 of this AIF ("Material Contracts")) pursuant to which the Warrants were issued. A copy of the Warrant Indenture has been filed on, and can be obtained from, SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Number of Warrants Outstanding:	8,400,000 Warrants are currently outstanding.

Expiration Date:	The Warrants expire on March 2, 2017.

Exercise:	Each Warrant entitles the holder to acquire one common share of the Company upon payment of US$6.65, subject to adjustment from time to time upon the occurrence of certain changes in the common share of the Company and certain issuances by the Company of common shares, options or convertible securities. The Warrants may be exercised at any time until March 2, 2017.

No Rights as Shareholders:	A holder of Warrants does not, by virtue of holding Warrants, have any rights as a shareholder of the Company.

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5.4	Shareholder Rights Plan

Effective April 29, 2005, the board of directors of the Company (the "Board") adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan was implemented by way of a shareholder rights plan agreement (the "Rights Plan Agreement") dated as of April 29, 2005 between the Company and Equity Transfer Services Inc. (now named Equity Financial Trust Company), as rights agent. The Rights Plan Agreement was approved by shareholders of the Company at the annual and special meeting of shareholders held on June 29, 2005. Shareholders of the Company, at the annual and special meeting of shareholders held on June 27, 2008, approved an extension to the term of the Rights Plan Agreement to the termination of the annual meeting of shareholders of the Company in the year 2011. Shareholders of the Company, at the annual and special meeting of shareholders held on June 29, 2011, approved an further extension to the term of the Rights Plan Agreement to the termination of the annual meeting of shareholders of the Company in the year 2014.

The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over bid for the Company. The Rights Plan discourages discriminatory, coercive or unfair take-overs of the Company and gives the Company's Board time if, in the circumstances, the Board determines it is appropriate to take such time, to pursue alternatives to maximize shareholder value in the event an unsolicited take-over bid is made for all or a portion of the outstanding common shares of the Company (the "Common Shares").

The Rights Plan discourages coercive hostile take-over bids by creating the potential that any Common Shares which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the Rights Plan provides that all holders of Common Shares who are not related to the bidder will be entitled to exercise rights ("Rights") issued to them under the Rights Plan and to acquire Common Shares at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any Rights under the Rights Plan. Accordingly, the Rights Plan will encourage potential bidders to make take-over bids by means of a "Permitted Bid" (as such term is defined in the Rights Plan Agreement) or to approach the Board to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the Rights Plan are designed to ensure that in any take-over bid for outstanding Common Shares all shareholders are treated equally and are given adequate time to properly assess such take-over bid on a fully-informed basis.

The Board authorized the issuance of one Right in respect of each Common Share outstanding at the close of business on April 29, 2005 (the "Record Time"). In addition, the Board authorized the issuance of one Right in respect of each additional Common Share issued after the Record Time. The Rights trade with and are represented by the Company's Common Share certificates, including certificates issued prior to the Record Time. Until such time as the Rights separate from the Common Shares and become exercisable, Rights certificates will not be distributed to shareholders. At any time prior to the Rights becoming exercisable, the Board may waive the operation of the Rights Plan with respect to certain events before they occur. The issuance of the Rights is not dilutive until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights.

A copy of the Rights Plan Agreement, together with the two amending agreements to the Rights Plan Agreement (which amending agreements related to the two extensions to the term of the Rights Plan Agreement), can be obtained from SEDAR at www.sedar.com. Reference is made to the Rights Plan Agreement, as amended, for additional information with respect to the Rights Plan.

ITEM 6:	MARket for securities

The Company's common shares are listed for trading on the Toronto Stock Exchange (the "TSX") and on the NYSE MKT LLC, in each case under the symbol "BAA". The Company's common shares commenced trading on the predecessor stock exchange to the NYSE MKT LLC on March 28, 2005 and commenced trading on the TSX on November 10, 2005. Prior to November 10, 2005, such shares traded on the TSX Venture Exchange.

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The following table sets forth the high and low sale prices and volume of trading of the Company's common shares for the months indicated, as reported by the TSX.

Month	High	Low	Volume
	(Cdn$)	(Cdn$)	(#)
2012
December	3.38	2.53	14,197,911
November	4.79	2.86	16,780,000
October	4.91	4.02	16,726,242
September	5.03	4.13	16,899,932
August	4.63	3.72	6,163,580
July	4.24	3.28	8,303,753
June	4.76	3.56	12,067,791
May	4.84	3.42	15,613,523
April	4.68	3.76	14,533,523
March	5.49	4.36	27,757,183
February	5.78	4.44	17,973,214
January	5.05	3.85	11,261,696

The closing price of the common shares of the Company on March 21, 2013 was Cdn$2.03 per share, as reported by the TSX.

ITEM 7:	ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

To the knowledge of the Company, no securities of the Company are held in escrow or are subject to a contractual restriction on transfer.

ITEM 8:	DIRECTORS AND OFFICERS

8.1	Name, Occupation and Security Holding

The following table sets forth, as of the date hereof, the name and municipality of residence of each director and officer of the Company, as well as such individual's current position(s) with the Company, principal occupation(s) during the past five years and period of service as a director (if applicable). Each director will hold office until the close of the next annual meeting of shareholders of the Company unless his office is earlier vacated in accordance with the by-law of the Company.

Name, Municipality of Residence and Current Position(s) with Banro	Principal Occupation(s) During the Past Five Years	Director Since

John A. Clarke (3) Cardiff, United Kingdom Interim Chief Executive Officer and President, and a director

Interim Chief Executive Officer and President of the Company from March 2013 to present; mining executive; Vice Chairman of Nevsun Resources Ltd. (a mineral exploration and development company) from August 2008 to September 2009; prior to August 2008, President of Nevsun Resources Ltd.

February 3, 2004

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Name, Municipality of Residence and Current Position(s) with Banro	Principal Occupation(s) During the Past Five Years	Director Since

Peter N. Cowley (1) (2) (3) Surrey, United Kingdom Director	Chief Executive Officer and President of Loncor Resources Inc. (a gold exploration company) from November 2009 to present; President of the Company from June 2004 to March 2008; prior to June 2004, Managing Director (Ashanti Exploration) of Ashanti Goldfields Company Limited (a gold mining company). Currently also a non-executive director of Amara Mining plc (a gold mining company) and Cluff Natural Resources plc (a natural resources company).	January 13, 2004

Arnold T. Kondrat Toronto, Ontario, Canada Executive Vice President and a director	Executive Vice President of the Company; Executive Vice President of Loncor Resources Inc. (a gold exploration company) from October 2009 to present; consultant to Delrand Resources Limited (formerly BRC DiamondCore Ltd.) (a mineral exploration company) from February 2008 to present and, prior to February 2008, Executive Vice President of BRC DiamondCore Ltd.; President of Sterling Portfolio Securities Inc. (a private venture capital firm); Executive Vice President of Gentor Resources Inc. (a mineral exploration company).	May 3, 1994

Richard J. Lachcik (1) (2) Oakville, Ontario, Canada Director	Partner of Norton Rose Canada LLP (a law firm). (4)	August 23, 1996

Bernard R. van Rooyen (1)(2)(3)Johannesburg, South Africa Chairman of the Board and a director

Deputy Chairman of Mvelaphanda Resources Limited (a company which holds major interests in public gold, platinum and diamond mining companies) from March 2004 to present; director of various private and public companies engaged in mining.

June 16, 1997

Simon F.W. Village Kent, United Kingdom Director

President and Chief Executive Officer of the Company from September 2010 to March 2013; Chairman of the Board of Directors of the Company from November 2004 to February 2012; consultant to Delrand Resources Limited (a mineral exploration company) from May 2007 to November 2012; consultant to Loncor Resources Inc. (a gold exploration company) from January 2010 to February 2013.

March 8, 2004

Daniel K. Bansah East Legon, Accra, Ghana Vice President, Exploration	Vice President, Exploration of the Company since September 2007; Mineral Resources Manager for the Company from June 2004 to September 2007.	Not applicable

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Name, Municipality of Residence and Current Position(s) with Banro	Principal Occupation(s) During the Past Five Years	Director Since

Geoffrey G. Farr Toronto, Ontario, Canada Vice President, General Counsel and Corporate Secretary	Vice President, General Counsel of the Company since February 2011; General Counsel to Loncor Resources Inc. (a gold exploration company), Gentor Resources Inc. (a mineral exploration company) and Delrand Resources Limited (a mineral exploration company) from February 2011 to present; partner of Macleod Dixon llp (a law firm) until February 2011.	Not applicable

Donat K. Madilo Mississauga, Ontario, Canada Chief Financial Officer	Chief Financial Officer of the Company since September 2007 and Treasurer of the Company prior to September 2007; Chief Financial Officer of Loncor Resources Inc. (a gold exploration company) from November 2008 to present; prior to November 2008, Treasurer of Nevada Bob's International Inc. (prior to November 2008, Loncor Resources Inc. was named Nevada Bob's International Inc. and was an international licensor); Chief Financial Officer of Gentor Resources Inc. (a mineral exploration company) from March 2010 to present; Treasurer of Delrand Resources Limited (a mineral exploration company).	Not applicable

Jacobus P. Nel Johannesburg, South Africa Vice President, Corporate Services	Vice President, Corporate Services of the Company since September 2009; Chief Operating Officer of the Gold Fields Business & Leadership Academy (a subsidiary of Gold Fields Limited (a gold mining company)) from January 2006 to May 2009.	Not applicable

Naomi Nemeth Oakville, Ontario, Canada Vice President, Investor Relations

Vice President, Investor Relations of the Company since September 2012; Vice President, Investor Relations of Loncor Resources Inc. (a gold exploration company) from September 2012 to present; investor relations consultant to the Company from to April 2011 to August 2012; investor relations consultant to Loncor Resources Inc. from April 2011 to August 2012; Vice President, Investor Relations of Continental Gold Limited (a gold exploration company) from April 2010 to November 2010; Interim Chief Executive Officer of Metalcorp Ltd. (a mineral exploration company) from October 2009 to April 2010; Vice President, Investor Relations of Homeland Energy Group (a coal mining company) from December 2007 to May 2009.

Not applicable

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Name, Municipality of Residence and Current Position(s) with Banro	Principal Occupation(s) During the Past Five Years	Director Since

Désire Sangara Kinshasa, Democratic Republic of the Congo Vice President, Government Relations	Vice President, Government Relations of the Company since September 2007; Administrative Manager for the Company from September 2004 to September 2007.	Not applicable

Brian P. Scallan Johannesburg, South Africa Vice President, Commercial	Vice President, Commercial of the Company since March 2010; Vice President, Finance of Delrand Resources Limited (a mineral exploration company) from August 2008 to present; Head of Funding at Nikanor PLC (an AIM listed company developing a copper cobalt mine in the DRC) from November 2006 to February 2008.	Not applicable

Thinus Vorster Johannesburg, Gauteng, South Africa Vice President Project Development and Engineering	Vice President, Project Development and Engineering of the Company since September 2009; Manager – Project Office of Tarkwa Gold Mine (held by a subsidiary of Gold Fields Limited (a gold mining company)) from June 2008 to June 2009; prior to June 2009, Engineering Manager Operations and Services of Tarkwa Gold Mine.	Not applicable

(1)	Member of the audit committee of the board of directors of the Company (the "Audit Committee").

(2)	Member of the compensation committee of the board of directors of the Company.

(3)	Member of the health, safety, environment and technical committee of the board of directors of the Company.

(4)	Norton Rose Canada llp acts as legal counsel to the Company.

As of the date hereof, the directors and officers of the Company as a group beneficially own, or control or direct, directly or indirectly, 2,328,474 common shares of the Company, representing 1.15% of the issued and outstanding common shares of the Company as of the date hereof.

8.2	Corporate Cease Trade Orders or Bankruptcies

No director or officer of Banro, or a shareholder holding a sufficient number of securities of Banro to affect materially the control of Banro, is, or within the 10 years before the date of this AIF has been, a director or officer of any company that, while that person was acting in that capacity,

(a)	was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days;

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(b)	was subject to an event that resulted, after the director or officer ceased to be a director or officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(c)	or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, save as described below.

As a result of not filing its audited financial statements for the year ended December 31, 2004 by the filing deadline, Mediterranean Resources Ltd. (which was then named Mediterranean Minerals Corp.) ("Mediterranean") was made subject to an issuer cease trade order issued by the British Columbia, Alberta and Ontario Securities Commissions which was revoked on August 17, 2005 (following the filing of the required records). Mr. John A. Clarke, a director of the Company, is a director of Mediterranean and was a director of Mediterranean during the time the said cease trade order was in effect.

As a result of not filing its audited financial statements for the year ended December 31, 2004 by the filing deadline, Eurasia Gold Inc. (which was then named Eurasia Gold Corp.) ("Eurasia") was made subject to an issuer cease trade order issued by the British Columbia, Alberta and Ontario Securities Commissions which was revoked on June 29, 2005 (following the filing of the required records). Mr. Richard J. Lachcik, a director of the Company, was a director of Eurasia during the time the said cease trade order was in effect.

Mr. Brian P. Scallan (who is an officer of the Company) was a director of Diamond Core Resources (Pty) Ltd ("Diamond Core") at the time Diamond Core was the subject of a final liquidation order by the Northern Cape High Court in South Africa in July 2009 (the said liquidation order was subsequently rescinded). As well, an application to liquidate Diamond Core Technical Services (Pty) Ltd, which is a subsidiary of Diamond Core, was also made during 2009. At the time of this application, Mr. Scallan was a director of Diamond Core Technical Services (Pty) Ltd. The application to liquidate Diamond Core Technical Services (Pty) Ltd was subsequently withdrawn. Mr Scallan has resigned as a director of Diamond Core and all of its subsidiaries.

8.3	Personal Bankruptcies

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer, shareholder or personal holding company.

8.4	Penalties or Sanctions

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons has

(a)	been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

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(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

8.5	Conflicts of Interest

To the best of the Company's knowledge, there are no existing or potential material conflicts of interest between the Company or a subsidiary of the Company and a director or officer of the Company or of a subsidiary of the Company.

ITEM 9:	AUDIT COMMITTEE INFORMATION

The Audit Committee's Charter

The text of the Audit Committee's charter is attached to this AIF as Schedule "B".

Composition of the Audit Committee

The members of the Audit Committee are as follows: Peter N. Cowley, Richard J. Lachcik and Bernard R. van Rooyen. Each such member is "financially literate" within the meaning of National Instrument 52-110 - Audit Committees ("NI 52-110"). Each of Mr. Cowley and Mr. van Rooyen is "independent" within the meaning of NI 52-110. Mr. Lachcik is not "independent" within the meaning of NI 52-110 as he is a partner of Norton Rose Canada llp which acts as legal counsel to the Company.

Relevant Education and Experience of Audit Committee Members

The following is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member:

Peter N. Cowley

Mr. Cowley was Chief Executive Officer of the Company from June 2004 until September 2007, and from June 2004 until March 2008 he was President of the Company.

Richard J. Lachcik

Mr. Lachcik is a partner of the law firm Norton Rose Canada llp, which acts as counsel to the Company. He has been practising corporate and securities law in Toronto, Canada for over 29 years. Mr. Lachcik has extensive experience in representing public resource companies and also acts for a number of investment dealers. He has been an officer and director of a number of Canadian public resource companies.

Bernard R. van Rooyen

From 1980 to 1990, Mr. van Rooyen was Executive Director, Corporate Finance and Non-Technical Services to Gold Fields of South Africa Limited, an international mining company listed in Johannesburg, New York, London and various European Exchanges. He was responsible for, among other things, the entire financial system from financial accounts through management accounts, cost control and management information to the treasury.

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From 1998 to 2005, Mr. van Rooyen served as a non-executive director on the audit committee of Gold Fields Limited, an international gold producer with a market capitalization of approximately US$10 billion and the successor to Gold Fields of South Africa Limited. Gold Fields Limited is listed in Johannesburg, New York, London and Frankfurt.

Mr. van Rooyen is currently a non-executive member of the audit committee of Trans Hex Group Ltd, a producer and marketer of diamonds listed on the JSE Limited.

Mr. van Rooyen was President of the Company from November 1996 to January 2001.

Reliance on Certain Exemptions

Other than as set out below, at no time since the commencement of the year ended December 31, 2012 has the Company relied on an exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), section 3.2 of NI 52-110 (Initial Public Offerings), section 3.3(2) of NI 52-110 (Controlled Companies), section 3.4 of NI 52-110 (Events Outside Control of Member), section 3.5 of NI 52-110 (Death, Disability or Resignation of Member) or section 3.6 of NI 52-110 (Temporary Exemption for Limited and Exceptional Circumstances), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 (Exemptions) or on section 3.8 of NI 52-110 (Acquisition of Financial Literacy).

The Company is currently relying on the exemption in section 3.5 of NI 52-110 (Death, Disability or Resignation of Member) with respect to the membership on the Audit Committee of Mr. Lachcik.

Audit Committee Oversight

At no time since the commencement of the Company's financial year ended December 31, 2012 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors of the Company.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies or procedures for the engagement of non-audit services.

External Auditors Service Fees

The following table summarizes the total fees of Deloitte llp ("Deloitte"), the external auditors of the Company, for the financial years of the Company ended December 31, 2012 and 2011. All dollar amounts in the following table are expressed in Canadian dollars, and are exclusive of applicable taxes and a 7% administration fee.

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	2012		2011
Audit Fees	$299,000		$305,000
Audit-Related Fees	181,000	(1)	110,000	(2)
Tax Fees	-		52,000	(3)
All Other Fees	-		-

(1)	The services comprising these fees related to quarterly reviews of the interim consolidated financial statements ($93,500), and due diligence matters in respect of the Company’s debt financing ($87,500).

(2)	The services comprising these fees related to the conversion to International Financial Reporting Standards ($55,000), certain exercises of Banro warrants during 2011 ($45,000), and an information technology review ($10,000).

(3)	The services comprising these fees related to international tax planning.

ITEM 10:	PROMOTERS

No person or company has been, within the two most recently completed financial years or during the current financial year, a "promoter" (as such term is defined under applicable Canadian securities laws) of the Company or of a subsidiary of the Company.

ITEM 11:	LEgal proceedings AND REGULATORY ACTIONS

Legal Proceedings

The Company is not aware of any current or pending material legal proceeding to which it is or is likely to be a party or of which any of its properties are or are likely to be the subject.

Regulatory Actions

During the financial year ended December 31, 2012, (a) no penalties or sanctions were imposed against the Company by a court or regulatory body, and (b) no settlement agreements were entered into by the Company before a court relating to securities legislation or with a securities regulatory authority.

ITEM 12:	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below or elsewhere in this AIF, no director or officer of the Company or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding common shares of the Company, or any of their respective associates or affiliates, had or has any material interest, directly or indirectly, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

Based on public filings, the Company understands that institutional accounts (the "BlackRock Accounts") managed by affiliates of BlackRock, Inc. hold, in the aggregate, more than 10% of the outstanding common shares of the Company.

In May 2010, the Company completed an equity financing which involved the issue and sale of a total of 67,100,000 common shares of the Company at a price of Cdn$2.05 per share for total gross proceeds of Cdn$137,555,000. Simon F.W. Village (Chairman of the Board of the Company at the time and a director of the Company) purchased 93,712 shares under this financing and Arnold T. Kondrat (Executive Vice President and a director of the Company) purchased 100,000 shares under this financing.

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In February 2011, the Company completed an equity financing which involved the issue and sale of a total of 17,500,000 special warrants at a price of Cdn$3.25 per special warrant for aggregate gross proceeds of Cdn$56,875,000. The Company understands that BlackRock Accounts purchased special warrants under this financing.

In March 2012, the Company closed a Debt Financing for total gross proceeds US$175 million. The Debt Financing involved an offering by the Company of 175,000 Units consisting of US$175,000,000 aggregate principal amount of Notes and 8,400,000 Warrants. See item 5 of this AIF above ("Description of Capital Structure") for additional information in respect of this financing and the Notes and Warrants. Donat K. Madilo (Chief Financial Officer of the Company) purchased US$150,000 aggregate principal amount of Notes and 7,200 Warrants. The Company understands that BlackRock Accounts purchased Notes and Warrants under this financing.

In a press release dated February 21, 2013, the Company announced it had arranged a financing package of up to US$90 million comprised of credit facilities and the proposed issuance of preferred shares to BlackRock World Mining Trust plc (such proposed preferred share issuance is referred to herein as the “Initial Preferred Share Transaction”). The establishment of credit facilities for US$30 million were completed with two commercial banks in the DRC, Rawbank and Ecobank, each for US$15 million. In March 2013, the Company entered into an engagement letter for a financing package to raise US$100 million (the “Financing”). The Financing replaces the Initial Preferred Share Transaction and is proposed to comprise the following: (1) the issue of preferred shares to the value of US$30 million to BlackRock World Mining Trust plc by way of a private placement; (2) the issue of preferred shares to the value of US$30 - US$50 million by way of a marketed best efforts offering pursuant to a preliminary short form prospectus filed in Canada and by way of private placement in other jurisdictions in accordance with applicable laws; and (3) the issue of common shares in the capital of the Company to the value of US$20 – US$40 million by way of a marketed best efforts offering pursuant to a preliminary short form prospectus filed in Canada and by way of private placement in other jurisdictions in accordance with applicable laws. The Financing has not been completed as at the date of this AIF. The Company understands that BlackRock World Mining Trust plc is an affiliate of BlackRock, Inc.

ITEM 13:	TRANSFER AGENTS AND REGISTRAR

The main transfer agent and registrar for the Company's common shares is Equity Financial Trust Company at its offices in Toronto, Ontario, Canada. Registrar and Transfer Company at its offices in Cranford, New Jersey, United States of America, is co-transfer agent for the Company's common shares.

Equity Financial Trust Company at its offices in Toronto, Ontario, Canada is the trustee in respect of the Company's Notes and the warrant agent in respect of the Company’s Warrants.

ITEM 14:	MATERIAL CONTRACTS

There are no contracts that are material to Banro entered into by Banro within the most recently completed fiscal year, or before the most recently completed fiscal year but after January 1, 2002 which are still in effect, other than material contracts entered into in the ordinary course of business that are not required to be filed under National Instrument 51-102 Continuous Disclosure Obligations and the contracts set forth below:

1.	the Rights Plan Agreement dated as of April 29, 2005 between Banro and Equity Transfer & Trust Company, as rights agent, as amended by a shareholder rights plan amendment agreement dated as of June 27, 2008 and as further amended by a shareholder rights plan amendment agreement dated as of June 29, 2011 (see item 5.4 of this AIF ("Shareholder Rights Plan") for additional information in respect of the Rights Plan Agreement);

2.	an underwriting agreement dated February 24, 2012 between Banro and GMP Securities L.P., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Cormark Securities Inc. and Dundee Securities Ltd., pursuant to which the Units were issued in respect of the Debt Financing (see item 5.2 of this AIF ("Description of Capital Structure") for additional information in respect of the Units and the Debt Financing);

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3.	a note indenture (the "Note Indenture") dated March 2, 2012 between Banro, each of the DRC subsidiaries of Banro and Equity Financial Trust Company as trustee, which provided for the issue of the Notes (see item 5.2 of this AIF ("Notes") for additional information in respect of the Notes and the Debt Financing pursuant to which the Notes were issued);

4.	a warrant indenture (the "Warrant Indenture") dated March 2, 2012 between Banro and Equity Financial Trust Company as warrant agent, which provided for the issue of the Warrants (see item 5.2 of this AIF ("Notes") and item 5.3 of this AIF ("Warrants") for additional information in respect of the Warrants and the Debt Financing pursuant to which the Warrants were issued);

5.	a collateral trust agreement (the "Trust Agreement") dated March 2, 2012 between Banro, each of the DRC subsidiaries of Banro and Equity Financial Trust Company, pursuant to which Equity Financial Trust Company serves as the collateral agent thereunder for the benefit of Priority Lien Secured Parties and Parity Lien Secured Parties (each as defined in the Trust Agreement) including the holders of the Notes. The collateral agent holds, and is entitled to enforce, all liens on the collateral created by the collateral documents executed by Banro and its DRC subsidiaries for the benefit of the Priority Lien Secured Parties and Parity Lien Secured Parties in order to secure Banro’s obligations under the Indenture Documents (as defined in the Trust Agreement) including the Note Indenture; and

6.	an amended and restated security agreement dated January 21, 2013, made by Banro in favour of Equity Financial Trust Company as collateral agent, pursuant to which Banro, as general and continuing collateral security for the performance of its obligations under the Indenture Documents including the Note Indenture, granted a security interest in all of its present and after-acquired real and personal property to Equity Financial Trust Company as collateral agent for the benefit of the Priority Lien Secured Parties and Parity Lien Secured Parties including the holders of the Notes.

A copy of each of the above agreements has been filed on, and can be obtained from, SEDAR at www.sedar.com and EDGAR at www.sec.gov.

ITEM 15:	INTERESTS OF EXPERTS

15.1	Names of Experts

(a)	Deloitte llp, Independent Registered Chartered Accountants and Licensed Public Accountants, who provide the report of independent registered chartered accountants accompanying the Company's annual consolidated financial statements in respect of fiscal 2012 and fiscal 2011. Deloitte llp is independent within the meaning of the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Ontario.

(b)	Martin Pittuck, who is the applicable "qualified person" (as such term is defined in NI 43-101) with respect to the Twangiza Technical Report.

(c)	Andrew N. Clay, who was the "qualified person" (as such term is defined in NI 43-101) for the purpose of the Namoya Technical Report and the Lugushwa Technical Report.

(d)	Martin Pittuck and A. Gareth O'Donovan, who were the "qualified persons" (as such term is defined in NI 43-101) for the purpose of the SRK Technical Report.

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15.2	Interests of Experts

To the knowledge of the Company, none of the individuals referred to in paragraphs (b), (c) and (d) of item 15.1 above beneficially owns, directly or indirectly, or exercises control or direction over, 1% or more of the outstanding common shares of the Company.

ITEM 16:	ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, is contained in the Company's information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Company's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2012.

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Schedule "A"

Reproduction of Summary from Lugushwa Technical Report

(which report was prepared by Venmyn Deloitte and has an effective date of March 15, 2013)

“Venmyn Deloitte was commissioned by Banro Corporation (Banro) to review the updated Mineral Resource estimates and prepare an Independent National Instrument 43-101 (NI 43-101) Technical Report on it’s Lugushwa gold project mineral asset. This report describes the Lugushwa Project in terms of its historical and recent exploration data which would have a bearing on the techno-economic value of the contributing properties. The effective date of this review is the 15th March 2013. This report was prepared as a review and compilation of information prepared by Lugushwa Mining to check for reasonableness, accuracy, and compliance. No economic assessment or management function was performed by Venmyn Deloitte during the preparation of this report.

The Lugushwa Project consists of three Exploration Permits held by Lugushwa Mining SARL (Lugushwa Mining), a wholly owned subsidiary of Banro. The Project is a gold project located in the South Kivu Province, Democratic Republic of the Congo (DRC). The Project is located approximately 150km southwest of Bukavu and 250km southsouthwest of Goma. Roads are in poor condition with access only possible by air at this stage. Banro relies on transport by helicopter and a small dirt airstrip exists at the project.

The topography is mountainous and has deeply incised valleys. The vegetation in this area is primary tropical. Climate is subtropical to tropical with generally hot and humid conditions year round. The rainy season takes place from September to December.

The Lugushwa Project lies within the Great Lakes Region of Central Africa, on the western edge of the Kibaran Mobile Belt and Metallogenic Province. Gold mineralization is associated with disseminated arsenopyrite and pyrite in a series of cross-cutting as well as bedding-parallel quartz veins. Mineralization occurs preferentially within the fold closure and in bedding parallel zones. Mineralization intensity decreases down dip.

This NI 43-101 review has been completed based on the inclusion of new exploration information. The new information was incorporated into the geological model by Lugushwa Mining, which Venmyn Deloitte independently reviewed and checked for reasonableness.

The Mineral Resources have been upgraded by Lugushwa Mining to include a larger Inferred Mineral Resource base as well as upgrading of a portion of the Mineral Resources to Indicated Mineral Resources. The Mineral Resources are summarised below.

DOMAIN	CATEGORY	TONNAGE (Mt)	GRADE (g/t)	OUNCES (Moz)

LUGUSHWA PROJECT	Indicated	17.03	1.32	0.73
TOTAL MINERAL RESOURCES	Inferred	116.46	1.30	4.88

The Mineral Resources estimated for the Lugushwa Project have been materially upgraded by Lugushwa Mining. This increase includes upgrading a portion into the Indicated Mineral Resource category as well as expanding the current Mineral Resource base through the continued exploration taking place.

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The modelling techniques employed by Lugushwa Mining for the Lugushwa Project are in keeping with the guidelines of NI 43-101 and the Mineral Resource estimation presented in this report is considered by Venmyn Deloitte to be representative of the mineralisation contained within the Lugushwa Project based on our review of the geological model and resource estimates. Venmyn Deloitte is satisfied that all drilling, sampling, database management and geological modelling protocols comply with the standards prescribed by NI 43-101.

Venmyn Deloitte recommends that further exploration take place in order to improve geological confidence in the targets. Lugushwa Mining has compiled a work programme for the ongoing exploration activities for the Lugushwa Project. A total of USD4.25 million has been assigned for the purpose of exploration during the 2013 financial year, which Venmyn Deloitte considers appropriate. The main operational objectives of the 2013 Lugushwa exploration programme are:

•	to define additional oxide resources at Lugushwa to facilitate the completion of an economic assessment of the Lugushwa Project by the end of the fourth quarter, 2013;

•	to undertake regional exploration and target generation programs on the remaining portions of the Lugushwa Project to ensure growth in the defined Mineral Resources by end of the fourth quarter, 2013. In particular the focus for Lugushwa will be on:

•	conversion of Inferred oxide ounce Mineral Resources to higher confidence categories through infill drilling;

•	follow-up on potential oxide Mineral Resources within the Kimbangu- Mpongo Minkumbu trend utilizing shallow delineation drilling; and

•	target generation through grassroots and follow-up work in the southwestern and northeastern extensions of the Lugushwa mineralized trend.”

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Cautionary Statements

Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. U.S. investors should read the "Cautionary Note to U.S. Investors Concerning Reserve and Resource Estimates" above concerning the difference between "resources" and "reserves".

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Schedule "B"

Banro Corporation

Terms of Reference

Audit Committee of the Board of Directors

Banro Corporation

November 23, 2004

Mandate

A.	Role and Objectives

The Audit Committee (the "Committee") is a committee of the Board of Directors (the "Board") of Banro Corporation ("Banro") established for the purpose of overseeing the accounting and financial reporting process of Banro and external audits of the consolidated financial statements of Banro. In connection therewith, the Committee assists the Board in fulfilling its oversight responsibilities in relation to Banro's internal accounting standards and practices, financial information, accounting systems and procedures, financial reporting and statements and the nature and scope of the annual external audit. The Committee also recommends for Board approval Banro’s audited annual consolidated financial statements and other mandatory financial disclosure.

Banro’s external auditor is accountable to the Board and the Committee as representatives of shareholders of Banro. The Committee shall be directly responsible for overseeing the relationship of the external auditor. The Committee shall have such access to the external auditor as it considers necessary or desirable in order to perform its duties and responsibilities. The external auditor shall report directly to the Committee.

The objectives of the Committee are as follows:

1.	to be satisfied with the credibility and integrity of financial reports;

2.	to support the Board in meeting its oversight responsibilities in respect of the preparation and disclosure of financial reporting, including the consolidated financial statements of Banro;

3.	to facilitate communication between the Board and the external auditor and to receive all reports of the external auditor directly from the external auditor;

4.	to be satisfied with the external auditor's independence and objectivity; and

5.	to strengthen the role of independent directors by facilitating in-depth discussions between members of the Committee, management and Banro’s external auditor.

B.	Composition

1.	The Committee shall comprise at least 3 directors, none of whom shall be an officer or employee of Banro or any of its subsidiaries or any affiliate thereof. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member of the Committee shall have no direct or indirect material relationship with Banro or any affiliate thereof which could reasonably interfere with the exercise of the member's independent judgment. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

2.	Members of the Committee shall be appointed by the Board. Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of Banro.

3.	The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. The Committee Chair shall satisfy the independence, financial literacy and experience requirements (as described above).

4.	The Committee shall have access to such officers and employees of Banro and to such information respecting Banro as it considers to be necessary or advisable in order to perform its duties and responsibilities.

C.	Meetings

1.	At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision.

2.	A quorum for meetings of the Committee shall be a majority of its members.

3.	Meetings of the Committee shall be scheduled at least quarterly and at such other times during each year as it deems appropriate. Minutes of all meetings of the Committee shall be taken. The Chief Financial Officer shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Committee Chair. The Chair of the Committee shall hold in camera sessions of the Committee, without management present, at every meeting.

4.	The Committee shall report the results of meetings and reviews undertaken and any associated recommendations to the Board.

5.	The Committee shall meet periodically with Banro’s external auditor (in connection with the preparation of the annual consolidated financial statements and otherwise as the Committee may determine), part or all of each such meeting to be in the absence of management.
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Responsibilities

As discussed above, the Committee is established to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of Banro and external audits of Banro’s consolidated financial statements. In that regard, the Committee shall:

1.	satisfy itself on behalf of the Board with respect to Banro's internal control systems including identifying, monitoring and mitigating business risks as well as compliance with legal, ethical and regulatory requirements. The Committee shall also review with management, the external auditor and, if necessary, legal counsel, any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of Banro (on a consolidated basis), and the manner in which these matters may be, or have been, disclosed in the financial statements;

2.	review with management and the external auditor the annual consolidated financial statements of Banro, the reports of the external auditor thereon and related financial reporting, including Management's Discussion and Analysis and any earnings press releases, (collectively, "Annual Financial Disclosure") prior to their submission to the Board for approval. This process should include, but not be limited to:

(a)	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future year's financial statements;

(b)	reviewing significant accruals, reserves or other estimates;

(c)	reviewing accounting treatment of unusual or non-recurring transactions;

(d)	reviewing adequacy of reclamation fund;

(e)	reviewing disclosure requirements for commitments and contingencies;

(f)	reviewing financial statements and all items raised by the external auditor, whether or not included in the financial statements; and

(g)	reviewing unresolved differences between Banro and the external auditor.

Following such review, the Committee shall recommend to the Board for approval all Annual Financial Disclosure;

3.	review with management all interim consolidated financial statements of Banro and related financial reporting, including Management's Discussion and Analysis and any earnings press releases, (collectively "Quarterly Financial Disclosure") and, if thought fit, approve all Quarterly Financial Disclosure;

4.	be satisfied that adequate procedures are in place for the review of Banro’s public disclosure of financial information extracted or derived from Banro’s financial statements, other than Annual Financial Disclosure or Quarterly Financial Disclosure, and shall periodically assess the adequacy of those procedures;
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5.	review with management and recommend to the Board for approval, any financial statements of Banro which have not previously been approved by the Board and which are to be included in a prospectus of Banro;

6.	review with management and recommend to the Board for approval, Banro’s Annual Information Form;

7.	with respect to the external auditor:

(a)	receive all reports of the external auditor directly from the external auditor;

(b)	discuss with the external auditor:

(i)	critical accounting policies;

(ii)	alternative treatments of financial information within GAAP discussed with management (including the ramifications thereof and the treatment preferred by the external auditor); and

(iii)	other material, written communication between management and the external auditor;

(c)	consider and make a recommendation to the Board as to the appointment or re-appointment of the external auditor, being satisfied that such auditor is a participant in good standing pursuant to applicable securities laws;

(d)	review the terms of engagement of the external auditor, including the appropriateness and reasonableness of the auditor's fees and make a recommendation to the Board as to the compensation of the external auditor;

(e)	when there is to be a replacement of the external auditor, review with management the reasons for such replacement and the information to be included in any required notice to securities regulators and recommend to the Board for approval the replacement of the external auditor along with the content of any such notice;

(f)	oversee the work of the external auditor in performing its audit or review services and oversee the resolution of any disagreements between management and the external auditor;

(g)	review and discuss with the external auditor all significant relationships that the external auditor and its affiliates have with Banro and its affiliates in order to determine the external auditor's independence, including, without limitation:

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(i)	requesting, receiving and reviewing, on a periodic basis, written or oral information from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to Banro;

(ii)	discussing with the external auditor any disclosed relationships or services that the external auditor believes may affect the objectivity and independence of the external auditor; and

(iii)	recommending that the Board take appropriate action in response to the external auditor's information to satisfy itself of the external auditor's independence;

(h)	as may be required by applicable securities laws, rules and guidelines, either:

(i)	pre-approve all non-audit services to be provided by the external auditor to Banro (and its subsidiaries, if any), or, in the case of de minimus non-audit services, approve such non-audit services prior to the completion of the audit; or

(ii)	adopt specific policies and procedures for the engagement of the external auditor for the purposes of the provision of non-audit services;

(i)	review and approve the hiring policies of Banro regarding partners, employees and former partners and employees of the present and former external auditor of Banro;

8.	(a) establish procedures for:

(i)	the receipt, retention and treatment of complaints received by Banro regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of Banro of concerns regarding questionable accounting or auditing matters; and

(b)	review with the external auditor its assessment of the internal controls of Banro, its written reports containing recommendations for improvement, and Banro's response and follow-up to any identified weaknesses;

9.	with respect to risk management, be satisfied that Banro has implemented appropriate systems of internal control over financial reporting (and review senior management's assessment thereof) to ensure compliance with any applicable legal and regulatory requirements;

10.	review annually with management and the external auditor and report to the Board on insurable risks and insurance coverage; and

11.	engage independent counsel and other advisors as it determines necessary to carry out its duties and set and pay the compensation for any such advisors.

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